BRITVIC plc

Ref: JP/SJB

30 November 2006

Britvic Plc
Britvic House
Broomfield Road
Chelmsford
Essex CM1 1TU
Tel: 01245 261871

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA


SEC MAIL
RECEIVED
PROCESSING
DEC 01 2006
WASH. D.C.
213
SECTION





06018922

SUPPL

Dear Sirs

**EXEMPTION PURSUANT TO RULE 12g3-2(b)**
**BRITVIC PLC – FILE NO: 82-35035**

Please find attached a copy of our Preliminary Results announcement released to the London Stock Exchange on Thursday 30 November 2006.

Yours faithfully

John Price
**Company Secretary**

PROCESSED
DEC 06 2006
THOMSON
FINANCIAL

## Preliminary Results

Britvic plc today announces its Preliminary Results for the 52 weeks ended 1 October 2006 with an improved second half profit performance and strong cash management.

| | 52 weeks to 1 October 2006 £m | 52 weeks to 2 October 2005[1] £m | % change |
|---|---|---|---|
| Total branded revenue | 677.7 | 695.8 | (2.6) |
| *Carbonates revenue* | *332.5* | *356.9* | *(6.8)* |
| *Stills revenue* | *321.7* | *314.3* | *2.4* |
| EBITDA[2] | 121.0 | 120.3 | 0.6 |
| Operating profit | 73.7 | 73.3 | 0.5 |
| *Operating profit margin* | *10.9%* | *10.5%* | *0.4%pts* |
| Free cash flow[3] | 48.9 | (10.3) | |
| Net debt | (282.6) | (312.3) | 9.0 |
| Profit after tax[4] | 39.6 | 39.7 | (0.3) |
| Basic earnings per share | 18.4p | 18.5p | (0.5) |
| Full year dividend per share | 10.0p | | |

Note regarding all numbers in this announcement other than those included within the Statutory Accounts:
All numbers (other than revenue, net debt and dividend per share) are disclosed before exceptional items and all numbers (other than dividend per share) exclude the Private Label Water business - where the last contract expired in November 2005. Total revenue including Private Label Water is down 2.9% at £677.9m against £698.2m in 2005.

1 Proforma adjustments have been made to 2005 results to present them on a comparable basis (as if the capital and corporate structure in place post flotation had been in place throughout 2005). On a non-proforma basis 2005 operating profit is £76.3m and profit after tax pre exceptionals is £49.2m.
2 EBITDA is defined as operating profit before depreciation and amortisation.
3 Free cash flow is defined as net cash flow excluding dividends.
4 Profit after tax after exceptional items for the 52 weeks to 1 October 2006 was £24.2m.

- Operating profit up 8.9% in H2 to £55.1m and up 0.5% to £73.7m in FY06 with operating profit margin up 0.4 percentage points to 10.9% reflecting strong management action.
    - A focus on controlling costs resulting in the delivery of £13m of sustainable cost savings, including £11m of overhead savings.
    - A focus on average realised price (ARP) helping to drive margin improvements.
    - Successful H2 innovation focused on the growth areas of the market.
- Branded revenue broadly level in H2 after 5.3% decline in H1, resulting in a 2.6% fall for the full year.
    - Stills revenue up 5.6% in H2 (down 1.0% in H1) driven by new water brand launches and a solid performance from the key categories of adult, juice drinks and squash.
    - Carbonates revenue down 4.7% in H2 (down 9.0% in H1) as Management continued to focus on promotional efficiency and ARP to support both margin and profit in a market that as a whole, benefited from a hot July, the impact of the World Cup and a major new product launch.
- Profit after tax essentially flat on prior year at £39.6m, with a reduction in the effective tax rate from last year.
- Significantly improved free cash flow of £48.9m underpins the Board's confidence in proposing a final dividend per share of 7p bringing the full year dividend per share to 10p.

Paul Moody, Chief Executive commented:

"In the second half of our financial year we have achieved a marked improvement in our volume and revenue performance. We have maintained a sharp focus on ARP, cost savings, and cash management against the backdrop of a difficult carbonates market and continued growth in the stills market.

The improved revenue trends seen in the second half have continued into the new financial year and have driven the Group's trading performance over these early weeks. However given the volatility in the carbonates market we remain cautious on the outlook for this category. We are confident that in the year ahead we will continue to make progress on margins.

Britvic is well placed to benefit from the continuing consumer trend towards health and well-being and our new brand and product innovations, scheduled for launch in the first half of calendar 2007, remain focused on the growing stills category."

For further information please contact:

| | |
|---|---|
| Investors: | |
| John Gibney/ Jo Guano | +44 (0)1245 504 330 |
| | |
| Media: | |
| Britvic – main switchboard | +44 (0)1245 261 871 |
| David Lewis/ Julian Mears (Britvic) | +44 (0)7834 963138/ +44 (0)7834 962542 |
| Tom Buchanan/ Conor McClafferty (Brunswick) | +44 (0)20 7404 5959 |

A presentation for analysts and investors will be held at 9.30am on 30 November 2006 at the Auditorium at Deutsche Bank, Winchester House, 1 Great Winchester Street, EC2N 2DB. A live and an archived webcast of the presentation including Q&A will be available on the Britvic plc website www.britvic.com

There will also be a conference call today at 2.30pm (9.30am Eastern Time) primarily for US investors and analysts where there will be an opportunity to ask questions. A recording of the call will be available for seven days. To access this call please dial the access number below and use the pin number given.

| | |
|---|---|
| Access number | +44 (0)20 8609 0205 |
| Pin number | 542386# |
| Redial number | +44 (0)20 8609 0289 |
| Conference reference | 157252# |

Notes to editors

Britvic is one of the two leading soft drinks businesses in Great Britain.

Its broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by the Listing Rules and applicable law, Britvic undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published.

## Chief executive's review

In the year to 1 October 2006, our first as a listed company, Britvic increased operating profit by 0.5% to £73.7m, although branded revenue was down by 2.6% on the prior year. A difficult first half was compensated by a strong second half in which operating profit grew 8.9%. This overall performance has been achieved in the context of a challenging soft drinks market and is the result of an improved revenue performance in the second half, management's focus on Average Realised Price (ARP), cost control and effective cash management. The combined effect of these management actions has been a 0.4 percentage point improvement in operating profit margin to 10.9%, an £11m sustainable reduction in overhead costs and the re-engineering of products to help mitigate input price increases, contributing a further £2m of sustainable cost savings. A strong and improving free cash flow of £48.9m has underpinned the Board's decision to propose a final dividend of 7p which will be paid on 16 February 2007, subject to shareholder approval at the AGM.

The soft drinks market

The total soft drinks market continued to perform well with total market volumes up 2.9%. This performance maintained the trend of the last ten years where volumes have increased at a compound annual growth rate of 2.6%. However, this performance has masked significant changes in underlying market dynamics as the stills category growth has accelerated at the expense of carbonates as the consumer trend towards health and well-being and more natural food and beverage products has continued.

Reflecting the changing consumer preference, the total carbonates market volume was down 2.4% in the year. Immediately post Christmas, the carbonates market experienced an unprecedented decline in volume which at its most pronounced was 9% down on the previous year; in the first half of the financial year the market was down 5%.The second half of the financial year saw the carbonates market recover driven by above average temperatures in July; the impact of the football World Cup and a significant new product launch. The uncertain market conditions for carbonates led to an increase in the frequency and depth of promotional activity in store which in turn placed pressure on the ARP per litre being achieved across the market. Despite all of this activity, the total carbonates market in the second half of the financial year showed only marginal growth of 0.3%. Unsurprisingly, no-added sugar variants performed more robustly than the overall category showing 0.9% growth in the year; although even this was restricted to Cola with total fruit flavoured carbonates showing a weak performance.

Compounded by some significant structural changes in our take home customer base, Britvic's total carbonates revenue fell by 6.8% in the year.

By contrast, the stills market showed good growth, with total volume up 7.9%. The increase in the market size was generated, in the main, by key categories such as juice, dairy and water. The squash market showed strong growth in the year as consumer preference for still, fruit based products was then positively impacted by the high temperatures experienced during July. Britvic's stills revenue increased by 2.4% despite only recently entering the water market and currently having no take home market presence in either juice or dairy products.

Britvic's strategy

In light of this market background, management action has focused on three main areas:

***Supporting and growing our core brands***

We continue to invest in our strong portfolio of brands through both innovation and media, to ensure that they are preferred by consumers.

In anticipation of a new competitor brand launch into the no added sugar Cola market we developed a comprehensive brand and trading response that combined a total media campaign, including extensive TV advertising, with a series of added value consumer promotions, centred on our long-established and successful brand, Pepsi Max. The programme was developed in close co-operation with the brand owner, Pepsi-Cola and has resulted in a strong share performance where Pepsi-Cola has attained a 23.7% share of the Cola market in the latest available weeks of data, an increase of 4.8 % points over the eight week period prior to the football World Cup, and the competitor launch.

In the increasingly important squash market, we have invested to protect and grow Robinsons' number one position. During the year, we have built our manufacturing capability and now have in-house bottle-blowing for all our large packs leading to a significant cost reduction enabling us to increase our promotional competitiveness. Additionally, we have made consistent improvements to the pack design and range to ensure that the brand maintains its authoritative, category leading position.

The performance of J20 continues to be strong in both take home and on-premise. We introduced a new limited edition flavour of Orange & Pomegranate and have commissioned new TV advertising that will go on air in 2007. Both initiatives have supported the continued build of the distribution of the brand.

The strap line of our new advertising campaign, 'Fruit Shoot says no so that mums can say yes', sums up perfectly the actions that we have taken to reinforce Fruit Shoot's credentials as the favourite and biggest kids' drink: sugar content reduced by 15%; sodium benzoate removed; and no artifical colours or flavours used. Two versions of the press campaign are rotating from October 2006 to January 2007 and will reach 73% of all households with children.

Our International division has launched Robinsons High Juice squash into the Scandinavian market and continues to drive a strong performance for Fruit Shoot in the Benelux countries. Further market launches of established Britvic brands into near-UK markets will take place in 2007.

***Innovating/ Developing new products***

A number of new brands and brand extensions have been launched in the year with the aim of establishing Britvic in the growth segments of the market. The launches have all been focused around the four key themes of naturalness, health and well-being, occasionality and indulgence and have been brought to market in line with the plan that we outlined at the time of the flotation.

In water, all three of our new brands (Fruit Shoot H20, Pennine Spring and Drench) have established themselves in a relatively short period. H20 is perfoming particularly strongly and achieved the position of the number one water brand for children just eight weeks from launch. Encouragingly 90% of its volume is incremental to Fruit Shoot and 79% is incremental to the kids' water category, clear indications of the brand's relevance to the consumer independent of its parent brand.

In the 2007 financial year, we have a programme of innovation launches planned.The first of which is the "Really Wild Drinks Company", a range of six natural juice drinks designed to respond to the changing guidelines with regard to soft drinks in schools. With no artificial additives and no added sugar, they demonstrate our ability to develop products that help us manage the changing legislative framework at the same time as giving children a choice that they want to make. There will be further significant launches in the first half of calendar 2007.

## *Managing efficiency – improving margins and free cash flow*

Our Business Transformation Programme, which we described at the time of flotation as being focused on driving improved efficiency and building capability, is delivering against both broad objectives.

Good progress has been made in improving our operating margins through securing £11m of sustainable overhead cost savings achieved through a range of initiatives including centralisation and automation of indirect procurement and the accelerated development of a 'self-service' culture leading to a reduction in the number of central and support staff.

Full deployment of both SAP and Siebel software has enabled us to reduce the demand on working capital and so improve our free cash flow. With greater visibility and much improved decision-making tools, we have been able to improve the efficiency of our promotional activity, which has, in turn, led to a stronger outcome for ARP. A further benefit derived from the implementation of the Programme has been a significant reduction in the time that it takes to bring a product concept to in-market launch; the innovation timeline has been cut by approximately one third.

Such has been the success of the Business Transformation Programme, that we are confident of delivering an additional £7m savings over the next two years, as previously announced.

Our Product Value Optimisation programme has delivered an additional £2m of sustainable cost savings which, as expected, has mostly mitigated input cost pressures and consequently margin pressure. An additional £2m of savings has been identified for full year 2007 with the introduction of in house large pack PET squash bottles at our Norwich factory and further vertical integration opportunities.

Summary

We are operating in a growth market, pursuing a strategy that is focused on creating and building brands that deliver profitable revenue growth and shareholder returns. A sharp focus on driving efficency through improved ARP, margins, cost savings, and cash management have meant that we have come out of what has been a challenging year for the market with a more efficient and cash generative business. With almost half of our revenue currently coming from stills and our innovation pipeline focused on this area we are well-placed to benefit from the predicted future growth trends in the market.

**Current trading and outlook**

The improved revenue trends seen in the second half have continued into the new financial year and have driven the Group's trading performance over these early weeks. However given the volatility in the carbonates market we remain cautious on the outlook for this category. We are confident that in the year ahead we will continue to make progress on margins.

Britvic is well placed to benefit from the continuing consumer trend towards health and wellbeing and our new brand and product innovations, scheduled for launch in the first half of calendar 2007, remain focused on the growing stills category.

## Financial and business review

The following discussion is based on Britvic's results for the year ended 1 October 2006 compared with proforma numbers for the year ended 2 October 2005. The key proforma adjustments are the removal of own label revenue and brand contribution; the impact of additional plc costs; and the impact of the financial restructuring of the business. The financial statements for the year ended 1 October 2006 have been prepared in accordance with IFRS.

## Key performance indicators

The principal key performance indicators that Management uses to assess the performance of the Group in addition to income statement measures of performance are as follows:

Volume growth – number of litres sold by the Group relative to prior year.

Average realised price (ARP) – is defined as revenue per litre sold.

Revenue growth – sales achieved by the Group relative to prior year.

Brand contribution margin – is defined as revenue less material costs and all other marginal costs that Management considers to be directly attributable to the sale of a given product, divided by revenue. Such costs include brand specific advertising and promotion costs, raw materials, and marginal production and distribution costs. Management uses the brand contribution margin to analyse Britvic's financial performance, because it provides a measure of contribution at brand level.

Operating profit margin – is defined as operating profit before the deduction of interest and taxation divided by revenue.

Free cash flow – is defined as net cash flow excluding dividend payments.

Return on invested capital (ROIC) - ROIC is a performance indicator used by Management and defined as Operating Profit after tax as a percentage of Invested Capital. Invested capital is defined as non-current assets plus current assets less current liabilities, excluding all balances relating to interest bearing liabilities and all other assets or liabilities associated with the financing and capital structure of the Group and excluding any deferred tax balances.

## Overview

In the year to 1 October 2006 total branded volumes were down 3.3% on the prior year with total branded revenues down 2.6% at £677.7m. These numbers reflect an improved trend in the second half of the year and a first half which was affected by challenging market conditions. Operating profit for the year was up 0.5% on prior year to £73.7m with operating profit margin also showing improvement at 10.9%, up 0.4 percentage points despite an increase in energy costs impacting profit margins, as expected, by approximately 0.5%. This result reflects strong management action with a focus on controlling costs, driving ARP and cash management. This combined with closer attention to tax has driven an improvement in ROIC of 0.2 percentage points to 17.0%. Profit after tax for the year was £39.6m essentially flat on the prior year with basic EPS also broadly flat at 18.4p.

## Carbonates

| | FY2006 £'m | FY2005 £'m | % change |
|---|---|---|---|
| Volume (millions litres) | 848.3 | 899.6 | (5.7) |
| ARP per litre | 39.2p | 39.7p | (1.3) |
| Revenue | 332.5 | 356.9 | (6.8) |
| Brand contribution | 130.1 | 143.3 | (9.2) |
| Brand contribution margin | 39.1% | 40.2% | (1.1)%pts |

Carbonate volumes at 848.3m litres for the period were down 5.7% on prior year. However volumes had experienced an improved trend during the period from down 7.2% in the first half to down 4.2% in the second half as the market as a whole benefited from a hot July, the impact of the World Cup, significant new product launches and high levels of promotional activity.

Revenues for the year were £332.5m down 6.8% on the prior year and also saw an improved trend with revenues down 4.7% in the second half from down 9% in the first half. Management responded to the promotional activity in the market place with clear action both in store and above the line but continued to focus on ARP. The new IT systems of SAP and SIEBEL implemented as part of the Business Transformation Programme have enabled more efficient promotions. As a result ARP was essentially maintained during the second half against last year. This positively impacted the brand contribution margin improving from down 3 percentage points against the prior year at the first half to down 1 percentage point for the full year.

Stills

| | FY2006 £'m | FY2005 £'m | % change |
|---|---|---|---|
| Volume (millions litres) | 446.5 | 437.3 | 2.1 |
| ARP per litre | 72.1p | 71.9p | 0.3 |
| Revenue | 321.7 | 314.3 | 2.4 |
| Brand contribution | 152.0 | 147.5 | 3.0 |
| Brand contribution margin | 47.2% | 46.9% | 0.3%pts |

Stills volumes increased by 2.1% for the year driven by a strong second half volume growth of 3.8%. Revenue, also grew to £321.7m up 2.4% on last year again driven by strong second half growth of 5.6% predominantly due to:

- new product launches with a strong performance from Britvic's new kids' water brand, Fruit Shoot H2O, with the other water launches of Pennine Spring and Drench performing in line with Management's expectations;

- a solid performance in the key categories of juice drinks and adult, with Fruit Shoot and J20 performing well; and

- Robinsons squash performing well due to improved distribution, consumers moving into the category away from carbonates, and additional marketing investment in the period.

Stills revenue at £321.7m shows an improvement on the prior year of 2.4%. First half revenue performance was down 1.0% and was affected by structural changes to the take home customer base and some pricing and promotional issues, which were satisfactorily resolved, with a small number of customers that had a marked impact on revenue in the last few weeks of the period. Prior to this, for the first twenty weeks of the year stills revenue growth was at 4.5%.

The majority of the brand contribution margin growth of 0.3 percentage points was driven by the growth in ARP of 0.3% and the increase in water sales which had reduced prime costs. This was partially offset by input cost increases notably from pressure in fruit juices and also the additional cost of production of Robinsons large packs.

International

| | FY2006 £'m | FY2005 £'m | % change |
|---|---|---|---|
| Volume (millions litres) | 35.8 | 38.6 | (7.3) |
| ARP per litre | 65.6p | 63.9p | 2.7 |
| Revenue | 23.5 | 24.7 | (4.9) |
| Brand contribution | 7.0 | 8.2 | (14.6) |
| Brand contribution margin | 29.8% | 33.2% | (3.4)%pts |

International volumes for the period were 35.8m litres, down 7.3% on prior year with revenues at £23.5m, down 4.9% on prior year. The fall in volume and revenue is largely explained by Britvic's travel business, in particular airlines. The trends in airline travel towards low cost operators have resulted in most scheduled and chartered airlines not serving free drinks on board with a consequential rebasing of Britvic's business with them. Excluding the airline impact and the effect of withdrawing from low margin export business, revenue would have increased on prior year by 2%.

The international strategy is centred on the exploitation of our UK market leading stills brands in near European markets. In Holland, Fruit Shoot continues to grow its market share and Robinsons' initial trading in Denmark and Sweden is encouraging. However as anticipated both margins and profits have been impacted by launching into Sweden during the year, and the cost of accelerating growth in Holland. The decline in brand contribution is substantially due to this.

Costs and overheads

| | FY2006 £'m | FY2005 £'m | % change |
|---|---|---|---|
| Non brand A&P | (6.1) | (6.6) | 7.6 |
| Fixed supply chain | (68.0) | (66.2) | (2.7) |
| Selling costs | (86.0) | (88.8) | 3.2 |
| Overheads and other | (55.3) | (64.1) | 13.7 |
| Total | (215.4) | (225.7) | 4.6 |
| | | | |
| *Total A&P spend* | *(44.6)* | *(48.9)* | *8.7* |
| *A&P as a % of net revenue* | *6.6%* | *7.0%* | |

Non brand Advertising and Promotional (A&P) spend is down 7.6% on last year as less A&P spend went on areas such as market research and channel expenditure. However, overall A&P spend at 6.6% of revenue is also down on last year due to investment in carbonates being moved away from media towards in-store promotions, as a reaction to market conditions. It is expected that total A&P spend will be maintained at circa 7% of revenue going forward to continue to support the Group's long term brand building philosophy.

Fixed supply chain costs have been tightly controlled showing only a marginal increase on last year, in line with inflation despite cost pressures.

At the time of flotation Management had identified £6m of cost savings in FY06 (at an estimated one-off cost of £4m) with an estimated further £6m of savings in aggregate over the following two financial years. As a consequence of the success of the Business Transformation Programme, £11m of sustainable overhead cost savings were delivered in FY06, constituting a further £4m of savings (£6m on an annualised basis) and £1m brought forward from the FY07 programme. In total, this has resulted in an extra £2.5m of one-off costs in FY06; £1m relating to the additional saving identified and £1.5m brought forward from FY07. These further cost savings have increased the annualised savings achievable in FY07 and FY08, to £15m and £18m respectively in total.

In addition, overheads include £2.5m of additional ongoing expenses in relation to being a listed company, which is in line with Management's estimates at the time of flotation.
Management believes there are opportunities to generate further cost savings through, for example, increased vertical integration of its production process, although as expected there were no significant savings in this area in FY06.

Exceptional items

During the year, Britvic incurred exceptional operating costs of £19.1m. These comprised listing costs incurred as a result of Britvic's flotation (£5.5m); restructuring costs included the costs of major restructuring programmes undertaken in the year relating principally to redundancy costs and advisor fees (£7.0m); and the cost of share incentive schemes directly associated with the flotation (£6.6m). Management had previously estimated that the listing costs incurred as a result of the flotation would total approximately £4.8m (of which £2.2m was accrued and recognised in Britvic's profit and loss account for the financial year ended 2 October 2005). The higher costs have arisen as a result of increased advisor and transitional costs.

The next stage of the restructuring programme has been implemented earlier than anticipated, accelerating cost savings. It is estimated that the cost of existing restructuring programmes will be circa £1.5m in the next financial year with no further costs beyond that.

The share incentive costs relate primarily to two schemes; the one-off cost of the all-employee share award announced at the time of flotation, and the Transitional Share Awards plan designed as a long term incentive scheme for the most senior managers in the business.

All costs are tax deductible with the exception of the costs in relation to the listing on the London Stock Exchange. The share incentive scheme costs will attract deductions but on a basis different to the accounting treatment.

Interest

The net finance charge for the year for the Group was £17.8m compared with £16.5m in 2005 (on a proforma basis). The composition of the charge was interest payable of £18m (2005 £16.8m) in respect of borrowings, less £0.2m (2005 £0.3m) of interest income earned on surplus cash. The main driver for the increased charge on a proforma basis was the additional pension contributions of £30m made in both March and December 2005.

The net finance charge (pre-exceptionals) reported in the accounts has increased from £6.2m to £17.8m. As well as the pension payments described above, the main driver is the additional borrowings associated with the refinancing of the Group which occurred prior to the listing on the London Stock Exchange.

Taxation

The tax charge of £16.3m before exceptional items, represents an effective tax rate of 29.2%, which is lower than the UK statutory rate of 30% due to a greater focus on the management of taxation as an independent plc. The effective tax rate as reported in the accounts for the previous year was 29.8%. Including the effect of exceptional items, the effective tax rate was 33.7%, which is higher than last year's rate of 32.4% due to increased disallowances relating to exceptional items.

Earnings per share

Earnings per share based on 52 weeks, adjusted for exceptional items, was 18.4p, down 0.1p compared to last year's figure of 18.5p on a proforma (like for like) basis. Basic earnings per share as reported in the accounts (after exceptionals) for the year was 11.2p compared with 20.2p last year. The main drivers of the reduction are the high level of exceptional costs and additional interest charges relating to the flotation and business restructuring.

Dividends

The Board is recommending a final dividend for 2006 of 7 pence per share. Together with the interim dividend of 3 pence paid on 7 July 2006, this gives a total dividend for the year of 10 pence per share. Subject to approval at the AGM, the total cost of the dividend for the year will be £21.6m and the final dividend will be paid on 16 February 2007 to shareholders on record as at 8 December 2006.

Cash flow and net debt

A very strong performance on cash has delivered a free cash flow for the year of £48.9m before exceptionals. This compares to an outflow of £10.3m last year. The improvement is driven principally by Managements focus on driving efficency and reducing costs which has resulted in a reduction in working capital and reduced capital expenditure.

Additional contributions were made to the defined benefit pension scheme of £30m in the year (2005 £30m).

Net debt was £282.6m at 1 October 2006 compared to the reported £213.8m at the start of the year. The increase in borrowings was due to the £105.0m paid out in dividends during the year. This includes a special dividend of £98.5m (included in the proforma net debt) and the interim dividend of £6.5m.

Capital employed

Non-current assets reduced in the year from £333.3m to £316.0m due to tightly controlled capital expenditure. Management had estimated at flotation that depreciation would increase by approximately £3.0m in the year, however, the reduction in capital expenditure has resulted in a decrease of £2.5m to £38.3m. Current assets also reduced from £159.1m to £151.1m reflecting reductions in inventories and receivables. At the same time, current liabilities increased from £166.3m to £171.4m, reflecting increased trade creditors. Invested capital has reduced by 8.4% to £293.9m compared to £320.7m at the previous year end. For 2005/06 ROIC has improved to 17.0% from 16.8% in 2004/05.

Share price and market capitalisation

At 2 October 2006 the closing share price for Britvic plc was 244.75p. The Group is a member of the FTSE 250 index with a market capitalisation of approximately £529m at the year end.

Treasury management

The financial risks faced by the Group are identified and managed by a central Treasury department. The activities of the Treasury department are carried out in accordance with Board approved policies and are subject to regular audit and Treasury Committee scrutiny. The department does not operate as a profit centre.

Key financial risks faced by the Group include exposures to movement in:

- Interest rates
- Foreign exchange
- Commodity prices

The Treasury department is also responsible for the management of the Group's debt liquidity, currency requirements and cash.

At 1 October 2006, the Group's net debt of £282.6m consisted of £285.0m drawn under the Group's committed and syndicated bank facility, plus £17.5m of drawings under uncommitted bank facilities. This was netted off with £19.2m of surplus cash and £0.7m of issue costs of loans.

Pensions

The Group operates a pension scheme, which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme. The latest valuation for contribution purposes was carried out as at 31 March 2004. As a result of the full actuarial valuation at this date, further contributions of £30m were made in March and December 2005. Additional annual contributions of £10m will be made in December 2006 to 2010 (total of £50m) in order to further reduce the deficit in the scheme. The next actuarial valuation is planned to take place in line with the normal cycle as at 31 March 2007.

On an IAS19 basis, the Group's defined benefit pension scheme showed a deficit of £65.8m at 1 October 2006 compared with £84.6m for the previous year end. The reduction in the deficit reflects the benefit of £30m of further additional pension contributions paid in the year, net of an actuarial loss of £10.8m recognised in the year.

Critical accounting policies

The discussion and analysis of Britvic's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ('IFRS'). The preparation of these financial statements requires Britvic's management to make estimates and judgements that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about, among other things, the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect the more significant judgements and estimates used in the preparation of Britvic's IFRS consolidated financial statements.

*Post-retirement benefits*
The determination of the pension and other post retirement benefits cost and obligation is based on assumptions determined with independent actuarial advice. The assumptions include discount rate, inflation, pension and salary increases, expected return on scheme assets, mortality and other demographic assumptions.

*Impairment of goodwill*
Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

*Deferred income tax*
Deferred tax assets and liabilities require management's judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised which is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is more likely than not that the benefit will be realised.

# CONSOLIDATED INCOME STATEMENT

## For the 52 weeks ended 1 October 2006

| | Note | 52 Weeks Ended 1 October 2006 | | | 52 Weeks Ended 2 October 2005 | | |
|---|---|---|---|---|---|---|---|
| | | **Before Exceptional Items** | **Exceptional Items** | **Total** | Before Exceptional Items | Exceptional Items | Total |
| | | **£m** | **£m** | **£m** | £m | £m | £m |
| Revenue | | 677.9 | - | **677.9** | 698.2 | - | 698.2 |
| Cost of Sales | | (263.5) | - | **(263.5)** | (269.5) | - | (269.5) |
| **Gross Profit** | | 414.4 | - | **414.4** | 428.7 | - | 428.7 |
| Selling and Distribution Costs | | (231.0) | - | **(231.0)** | (232.3) | - | (232.3) |
| Administration Expenses | 5 | (109.7) | (19.1) | **(128.8)** | (120.1) | (5.8) | (125.9) |
| **Operating Profit** | 6 | 73.7 | (19.1) | **54.6** | 76.3 | (5.8) | 70.5 |
| Finance Income | 9 | 0.2 | - | **0.2** | 0.3 | - | 0.3 |
| Finance Costs | 5,9 | (18.0) | (0.3) | **(18.3)** | (6.5) | (0.1) | (6.6) |
| **Profit/(loss) before Tax** | | 55.9 | (19.4) | **36.5** | 70.1 | (5.9) | 64.2 |
| Taxation | 10 | (16.3) | 4.0 | **(12.3)** | (20.9) | 0.1 | (20.8) |
| **Profit/(loss) for the period attributable to the equity shareholders** | | 39.6 | (15.4) | **24.2** | 49.2 | (5.8) | 43.4 |
| | | | | | | | |
| **Earnings Per Share** | 11 | | | | | | |
| Basic earnings per share | | **18.4p** | **(7.2p)** | **11.2p** | 22.9p | (2.7p) | 20.2p |
| Diluted earnings per share | | **18.3p** | **(7.1p)** | **11.2p** | 22.9p | (2.7p) | 20.2p |

## CONSOLIDATED BALANCE SHEET
## At 1 October 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| **Assets** | | | |
| **Non-current Assets** | | | |
| Property, plant and equipment | 13 | **218.2** | 231.5 |
| Intangible assets | 14 | **95.4** | 96.7 |
| Trade and other receivables | 17 | **2.4** | 2.4 |
| Deferred income tax assets | 10d | **-** | 2.7 |
| | | **316.0** | 333.3 |
| **Current Assets** | | | |
| Inventories | 18 | **31.7** | 37.9 |
| Trade and other receivables | 19 | **99.6** | 101.8 |
| Other financial assets | 26a | **0.6** | - |
| Cash and cash equivalents | 20 | **19.2** | 19.4 |
| | | **151.1** | 159.1 |
| **Total Assets** | | **467.1** | 492.4 |
| **Equity and Liabilities** | | | |
| Issued capital | 21 | **(43.2)** | (12.3) |
| Share premium | 22 | **(2.5)** | (25.4) |
| Own shares | 22 | **0.5** | - |
| Share scheme reserve | 22 | **(4.5)** | (0.8) |
| Hedging reserve | 22 | **0.4** | - |
| Other reserves | 22 | **-** | (7.1) |
| Retained earnings | 22 | **107.0** | 23.4 |
| **Total Equity** | | **57.7** | (22.2) |
| **Non-current Liabilities** | | | |
| Interest bearing loans and borrowings | 23 | **(284.3)** | (219.3) |
| Deferred tax liabilities | 10d | **(3.3)** | - |
| Pension liability | 24 | **(65.8)** | (84.6) |
| | | **(353.4)** | (303.9) |
| **Current Liabilities** | | | |
| Trade and other payables | 25 | **(147.7)** | (142.4) |
| Interest bearing loans and borrowings | 23 | **(17.5)** | (13.9) |
| Other financial liabilities | 26a | **(1.0)** | - |
| Non-interest bearing loans and borrowings | 27 | **-** | (2.8) |
| Income tax payable | | **(5.2)** | (7.2) |
| | | **(171.4)** | (166.3) |
| **Total Liabilities** | | **(524.8)** | (470.2) |
| **Total Equity and Liabilities** | | **(467.1)** | (492.4) |

## CONSOLIDATED STATEMENT OF CASH FLOWS

## For the 52 weeks ended 1 October 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Profit from continuing operations before tax and finance costs | | **54.6** | 70.5 |
| Depreciation | | **38.3** | 40.8 |
| Amortisation | | **4.7** | 3.0 |
| Share based payments | | **7.8** | 0.5 |
| Net pension charge less contributions | | **(29.6)** | (27.0) |
| Decrease / (increase) in inventory | | **6.2** | (5.2) |
| Decrease / (increase) in debtors | | **2.2** | (7.3) |
| Increase / (decrease) in creditors | | **3.8** | (3.7) |
| Loss on disposal of tangible assets | | **4.0** | 3.2 |
| Loss on disposal of intangible assets | | **0.4** | - |
| Income tax paid | | **(3.8)** | (18.8) |
| **Net cash flows from operating activities** | | **88.6** | 56.0 |
| **Cash flows from investing activities** | | | |
| Proceeds from sale of tangible assets | | **0.2** | 0.1 |
| Interest received | | **0.2** | 0.3 |
| Purchases of tangible assets | | **(29.4)** | (41.2) |
| Purchases of intangible assets | | **(3.8)** | (10.6) |
| Acquisition of subsidiary net of cash acquired | 15 | **-** | (4.3) |
| **Net cash flows used in investing activities** | | **(32.8)** | (55.7) |
| **Cash flows from financing activities** | | | |
| Finance costs | | **(0.2)** | (0.8) |
| Interest paid | | **(16.4)** | (4.3) |
| Interest bearing loans received | | **68.6** | 233.2 |
| Repayment of borrowings | | **(2.8)** | - |
| Purchase of own shares | | **(0.5)** | - |
| Increase in share capital | | **0.3** | - |
| Dividends paid to equity shareholders | | **(53.3)** | (112.1) |
| Dividends paid to previous shareholders | | **(51.7)** | (123.9) |
| **Net cash flows used in financing activities** | | **(56.0)** | (7.9) |
| Net decrease in cash and cash equivalents | | **(0.2)** | (7.6) |
| Cash and cash equivalents at beginning of period | | **19.4** | 27.0 |
| **Cash and cash equivalents at the end of the period** | 20 | **19.2** | 19.4 |
| *By balance sheet category:* | | | |
| Cash and cash equivalents | | **19.2** | 19.4 |
| Current interest bearing loans and borrowings: | | | |
| Overdraft | | **-** | - |
| | | **19.2** | 19.4 |

## CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
## For the 52 weeks ended 1 October 2006

| | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Actuarial loss on defined benefit pension scheme | 24 | **(10.8)** | (3.4) |
| Current tax on additional pension contributions | | **9.0** | 9.0 |
| Deferred tax on pension liabilities | | **(5.7)** | (8.0) |
| Movement in cash flow hedges | | **0.6** | - |
| Deferred tax on share options granted to employees | | **0.1** | 0.4 |
| Current tax in share options exercised | | **1.1** | - |
| **Net expense recognised directly in equity attributable to equity shareholders** | | **(5.7)** | (2.0) |
| **Profit for the period** | | **24.2** | 43.4 |
| **Total recognised income and expense for the period** | | **18.5** | 41.4 |

***Effects of changes in accounting policy***

| | | | |
|---|---|---|---|
| Adoption of IAS 39 on 3 October 2005 | | **(1.0)** | - |

# NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## 1. General Information

Britvic plc is a company incorporated in the United Kingdom under the Companies Act 1985. Britvic plc and its subsidiaries (together the "Group") operate in the soft drinks manufacturing and distribution industry, principally in the United Kingdom. On the 14 December 2005, the Ordinary Share Capital of Britvic plc was admitted to trading on the London Stock Exchange's market for listed securities.

The operating companies of the Group are disclosed within note 31.

## 2. Statement of compliance

The financial information has been prepared on the basis of applicable IFRS, including relevant International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB). These include IFRS adopted by the EU and those awaiting formal endorsement, as applicable to the 2006 financial statements. As permitted, the Group has also early adopted the amendment to IAS 19 'Employee Benefits' published in December 2004.

The Group adopted IFRS for the first time in the current year and therefore IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied in preparing this financial information. The Group has taken the following exemptions available under IFRS 1:

a) Not to restate the comparative information disclosed in the 2005 financial statements (being the financial statements for the 52 weeks ended 2 October 2005) in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 '*Financial Instruments: Recognition and Measurement*'.

b) Not to restate business combinations occurring before 4 October 2004.

c) To recognise all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 4 October 2004.

d) Not to apply IFRS 2 'Share-based Payment' to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

The disclosures required by IFRS 1, reconciling financial statements previously published under UK GAAP to IFRS, are given in notes 32, 33 and 34.

The consolidated financial statements have been prepared on a historical cost basis except where measurement of balances at fair value is required as explained in note 3. The consolidated financial statements are presented in sterling and all values are rounded to the nearest million except where otherwise indicated.

The principal accounting policies adopted by the group are set out in note 3.

## 3. Accounting policies

***Basis of preparation***

For all periods up to and including the year ended 2 October 2005, Britannia Soft Drinks Limited prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). As a consequence of the acquisition of Britannia Soft Drinks Limited by Britvic plc and of that company's listing on the London Stock Exchange, from 3 October 2005 the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as applied in accordance with the provisions of the Companies Act 1985. These statements are therefore the first financial statements prepared by Britvic plc in accordance with IFRS and as such take account of the requirements and options in IFRS 1 as they relate to the 2005 comparatives included therein.

Britvic plc is a public limited company incorporated and domiciled in England & Wales. The company's ordinary shares are traded on the London Stock Exchange.

***Basis of consolidation***

The consolidated financial information incorporates the financial information of Britvic plc ("the Company") and the entities controlled by the Company (its subsidiaries).

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (discount on acquisition) is credited to the income statement in the period of acquisition.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Group financial statements consolidate the accounts of Britvic plc and all its subsidiary undertakings drawn up to 1 October 2006. The acquisition method of accounting has been used, under which the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Britannia SD Holdings Limited was incorporated on 27 October 2005 and changed its name to Britvic plc on 21 November 2005. Britvic plc is the entity whose shares are listed on the Official List of the Financial Services Authority and have been admitted to trading on the London Stock Exchange. The Britannia Soft Drinks Group became a subsidiary of Britannia SD Holdings Limited in accordance with the Share Exchange Agreement dated 18 November 2005 for the transfer of the entire issued share capital of Britannia Soft Drinks Limited to Britannia SD Holdings Limited in consideration for the issue of fully paid up ordinary shares of Britannia SD Holdings Limited to existing shareholders. This consideration was paid in proportion to the existing shareholders' interests in Britannia Soft Drinks Limited. Upon stamping of the relevant stock transfer forms, Britvic plc became the registered holder of the entire issued share capital of Britannia Soft Drinks Limited.

The group reorganisation between Britvic plc and the Britannia Soft Drinks Group was a transaction between the existing shareholders (see note 21).

The share exchange has been accounted for using pooling of interest accounting principles since the new shareholders of the Company are the same as the former shareholders and the rights of each shareholder, relative to the others, are unchanged. The consolidated financial statements are presented as if the share exchange had been effective on 3 October 2005.

*Revenue recognition*

Revenue is the value of sales, excluding transactions with or between wholly owned subsidiaries, and after deduction of sales related discounts, value added tax and other sales-related taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount can be measured reliably.

Sales related discounts are calculated based on the expected amounts necessary to meet claims by the Group's customers in respect of these discounts and rebates.

***Property, plant and equipment***

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, on a straight-line basis, over the useful economic life of that asset as follows:

| | |
|---|---|
| Plant and machinery | 3 to 20 years |
| Vehicles (included in plant and machinery) | 5 to 7 years |
| Equipment in retail outlets (included in fixtures, fittings, tools and equipment) | 5 to 10 years |
| Other fixtures and fittings (included in fixtures, fittings, tools and equipment) | 3 to 10 years |

Land is not depreciated.

Freehold properties are depreciated over 50 years.

Leasehold properties are depreciated over 50 years, or over the unexpired lease term when this is less than 50 years.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, and are included in the income statement.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

***Goodwill***

Business combinations on or after 4 October 2004 are accounted for under IFRS 3 using the purchase method. Goodwill on acquisition is initially measured at cost being the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Negative goodwill is recognised immediately in the income statement and positive goodwill is recognised on the balance sheet.

Following initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortised.

*Goodwill is reviewed for impairment at least annually. As at the acquisition date, any goodwill acquired is allocated to* the group of cash-generating units expected to benefit from the combination's synergies by management. Impairment is determined by assessing the recoverable amount of the group of cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised immediately in the income statement.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

*Intangible assets*

Intangible assets acquired separately from a business are capitalised at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

The useful lives of intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with finite lives on a straight-line basis over a period appropriate to the asset's useful life.

The carrying values of intangible assets with finite and indefinite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

*Software costs*

Software expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. Acquired computer software licences and software developed in-house are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 3 to 7 years.

*Impairment of assets*

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

*Inventories and work in progress*

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing inventories to their present location and condition. Cost is determined using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

*Financial assets*

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition and re-evaluates this designation at each financial period-end. When financial assets are recognised initially, they are measured at fair value, being the transaction price plus directly attributable transaction costs.

The Group has financial assets that are classified as loans and receivables. The Group measures these as follows:

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method if the time value of money is significant. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

*Derivative financial instruments and hedging*

*Period ended 1 October 2006*

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 3 October 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For those derivatives designated as hedges and for which hedge accounting is desired, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective.

For the purpose of hedge accounting, hedges are classified as

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability; or
- cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken to the income statement. The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship, as follows:

*Fair value hedges*

For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged; the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss. For hedged items carried at amortised cost, the adjustment is amortised through the income statement such that it is fully amortised by maturity. When an unrecognised firm commitment is designated as a hedged item, this gives rise to an asset or liability in the balance sheet, representing the cumulative change in the fair value of the firm commitment attributable to the hedged risk.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

*Cash flow hedges*

For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

*Period ended 2 October 2005*

As the Group has opted not to adopt IAS 39 in the comparative periods, the accounting policy below relates to UK GAAP and is effective for the period to 2 October 2005.

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group does not use forward foreign currency contracts for speculative purposes.

For a forward foreign currency contract to be treated as a hedge, the following criteria must be met:

- the instrument must be related to a contracted foreign currency commitment;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, are not recognised until the transaction occurs.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract.

***Derecognition of financial instruments***

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

***Share-based payments***

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Fair value is determined by an external valuer using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of equity instruments that, in the opinion of the directors of the Group and based on the best available estimate at that date, will ultimately vest (or in the case of an instrument subject to a market condition, be treated as vesting as described below). The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2005.

***Taxation***

The current income tax expense is based on taxable profits for the year, after any adjustments in respect of prior years. It is calculated using taxation rates enacted or substantively enacted by the balance sheet date and is measured at the amount expected to be recovered from or paid to the taxation authorities.

Provision is made for deferred tax liabilities, or credit taken for deferred tax assets, on all material temporary differences between the tax base of assets and liabilities and their carrying values in the consolidated financial statements.

The principal temporary differences arise from accelerated capital allowances, provisions for pensions and other post-retirement benefits, provisions for share-based payments and employee profit share schemes and other short-term temporary differences.

Deferred tax assets are recognised to the extent that it is regarded as probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled.

***Pensions***

The Group operates a pension scheme, the Britvic Pension Plan ("the Scheme"), which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme.

Under defined benefit pension plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognised in the income statement on a straight-line basis over the period during which the increase in benefits vests. To the extent that the improvements in benefits vest immediately, the cost is recognised immediately. These costs are recognised as an expense.

Past service costs are recognised in profit or loss on a straight-line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs the obligation and related plan assets are remeasured using current actuarial assumptions and the resultant gain or loss recognised in the income statement during the period in which the settlement or curtailment occurs.

A charge representing the unwinding of the discount on the plan liabilities during the year is included within administrative expenses.

A credit representing the expected return on the plan assets during the year is included within administrative expenses. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the

year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognised in the consolidated statement of recognised income and expense.

For defined contribution plans, contributions payable for the year are charged to the income statement as an operating expense.

***Employee benefits***

Wages, salaries, bonuses, paid annual leave and sick leave are accrued in the year in which the associated services are rendered by the employees of the Group.

***Provisions***

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

***Leases***

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between the finance element, which is charged to the Income Statement using the effective interest rate method, and the capital element which reduces the outstanding obligation for future instalments.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Lease incentives received are credited to the income statement on a straight-line basis over the term of the leases to which they relate.

***Cash and cash equivalents***

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and subject to insignificant risk of changes in value. For the purposes of the statement of cash flows, bank overdrafts repayable on demand are a component of cash equivalents.

***Trade and other receivables***

Trade receivables, which generally have 30-90 day terms, are recognised at their original amount less an allowance for any doubtful accounts.

An allowance for doubtful accounts is made when collection of the full amount is no longer considered probable. Balances are written off when the probability of recovery is assessed as being remote.

***Interest bearing loans and borrowings***

Borrowings are stated at proceeds received less any unamortised issue costs.

Finance charges are charged to the income statement using an effective interest rate method. Finance costs not settled in the period are included within the outstanding loan balance.

***Foreign currencies***

*Functional and Presentation Currency*

The consolidated financial information is presented in pounds sterling, which is the Group's functional and presentational currency.

*Transactions and Balances*

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

*Segmental reporting*

A business segment is a distinguishable component of the Group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the business is managed.

The directors consider that the Group has only one reportable geographic segment and one business segment being the manufacture and sale of soft drinks. The directors consider that the risks and returns of the Group's products are similar in nature.

***Issued share capital***

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

***Exceptional items***

The Group presents as exceptional items on the face of the income statement those significant items of income and expense which, because of the nature and infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess trends in financial performance more readily.

***Borrowing costs***

All borrowing costs are recognised as finance costs in the income statement in the period in which they are incurred.

***Issue costs of loans***

The finance cost recognised in the income statement in respect of capital instruments is allocated to periods over the terms of the instrument using the effective interest method.

***New standards and interpretations not applied***

The Group has not applied the following IFRSs and IFRIC Interpretations, which will be applicable to the Group, that have been issued but are not yet effective:

| | | ***Effective date , periods commencing*** |
|---|---|---|
| ***International Financial Reporting Standards (IFRS)*** | | |
| IFRS 6 | Exploration for and evaluation of mineral resources | 1 January 2007 |
| IFRS 7 | Financial Instruments: Disclosures | 1 January 2007 |
| ***International Accounting Standards (IAS)*** | | |
| IAS 1 | Amendment – Presentation of Financial Statements: Capital Disclosures | 1 January 2007 |
| IAS 21 | Amendment – The Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation | 1 January 2006 |
| IAS 39 | Amendment – Financial Instruments: Recognition and Measurement: The Fair Value Option | 1 January 2006 |
| IAS 39 | Amendment – Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions | 1 January 2006 |
| IAS 39 / IFRS 4 | Amendment – Financial Instruments: Recognition and Measurement: Financial Guarantee Contracts | 1 January 2006 |
| ***International Financial Reporting Interpretations Committee (IFRIC)*** | | |
| IFRIC 4 | Determination whether an arrangement contains a lease | 1 January 2006 |
| IFRIC 5 | Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds | 1 January 2006 |
| IFRIC 9 | Reassessment of Embedded Derivatives | 1 June 2006 |

The directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

Those standards not mentioned above but issued recently have been considered by the Group and have no significant impact on the financial statements.

***Key sources of estimation uncertainty***

In applying the above accounting policies, management has made appropriate estimates and judgements in a number of areas. The key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing significant adjustment to the carrying amounts of assets and liabilities within the next financial year are:

*Post-retirement benefits*

The determination of the pension and other post retirement benefits cost and obligation is based on assumptions determined with independent actuarial advice. The assumptions include discount rate, inflation, pension and salary increases, expected return on scheme assets, mortality and other demographic assumptions.

*Impairment of goodwill*

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

*Deferred income tax*

Deferred tax assets and liabilities require management's judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised which is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is more likely than not that the benefit will be realised.

**4. Change of accounting policy: Implementation of IAS 32 and IAS 39**

As permitted by IFRS 1 'First time adoption of International Financial Reporting Standards' the Group elected not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Therefore in the comparative information for the year ended 2 October 2005, financial assets and liabilities are accounted for under UK GAAP.

The accounting treatment under UK GAAP for derivative financial instruments used for hedging purposes is detailed in note 3.

From 3 October 2005 for IFRS all financial assets and financial liabilities have to be recognised initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification.

At 3 October 2005 the Group had forward exchange contracts and interest rate swaps outstanding in relation to anticipated future cash flows. Hedges of cash flows have been valued using forward rates ruling at 3 October 2005. The effects of adopting IAS 39 are shown as a restatement of the opening balance of reserves at 3 October 2005. Should IAS 39 be applied as at 2 October 2005, the impact on the balance sheet as at that date would be as follows:

| | £m |
|---|---|
| Decrease in reserves | (1.0) |
| Increase in current liabilities | 1.2 |
| Increase in current assets | (0.2) |

**5. Exceptional items**

| | 2006<br>£m | 2005<br>£m |
|---|---|---|
| Listing costs | **(5.5)** | (5.8) |
| Incentive schemes directly associated with the flotation | **(6.6)** | - |
| Restructuring costs | **(7.0)** | - |
| | **(19.1)** | (5.8) |
| Finance costs (see note 9) | **(0.3)** | (0.1) |
| | **(19.4)** | (5.9) |

"Listing costs" relates to costs incurred in pursuit of the listing on the London Stock Exchange which include advisors' fees.

"Incentive schemes directly associated with the flotation" include all-employee share schemes and management incentives.

"Restructuring costs" includes the costs of major restructuring programmes undertaken in the year. These costs relate principally to redundancy costs and advisors' fees.

## 6. Operating profit

This is stated after charging/(crediting):

| | 2006 £m | 2005 £m |
|---|---|---|
| Research and development expenditure written off | **2.0** | 1.2 |
| Net foreign currency differences | **0.2** | (0.1) |
| Depreciation of property, plant and equipment | **38.3** | 40.8 |
| Amortisation of intangible assets | **4.7** | 3.0 |
| Total depreciation and amortisation expense included in administration expenses | **43.0** | 43.8 |
| Operating lease payments | | |
| - minimum lease payments | **10.2** | 10.5 |
| - sublease payments | **(0.3)** | (0.2) |
| Total lease and sublease payments recognised as an expense | **9.9** | 10.3 |

## 7. Auditors' remuneration

| | 2006 £m | 2005 £m |
|---|---|---|
| Auditors' remuneration – audit services | **0.2** | 0.2 |
| Other fees to auditors | | |
| - corporate finance services * | **1.0** | 1.9 |

* Corporate finance fees relate to costs incurred in respect of the flotation.

## 8. Staff costs

| | 2006 £m | 2005 £m |
|---|---|---|
| Wages and salaries* | **(93.3)** | (88.2) |
| Social security costs | **(8.5)** | (8.7) |
| Pension costs (note 24) | **(10.7)** | (13.4) |
| Expense of share based payments and employee profit share scheme** | **(6.9)** | (4.4) |
| | **(119.4)** | (114.7) |

* £4.3m (2005: £nil) of this is included within "restructuring costs" in exceptional items (note 5).

** £6.6m (2005: £nil) of this is included within exceptional items (see note 5 and note 28).

Directors' emoluments included above are detailed in the Directors' Remuneration Report.

The average monthly number of employees during the period was made up as follows:

| | 2006 | 2005 |
|---|---|---|
| Distribution | **605** | 578 |
| Production | **1,157** | 1,255 |
| Sales and marketing | **786** | 841 |
| Administration | **347** | 368 |
| | **2,895** | 3,042 |

## 9. Finance income/(costs)

| | 2006 £m | 2005 £m |
|---|---|---|
| ***Finance income*** | | |
| Bank interest receivable | **-** | 0.3 |
| Other interest receivable | **0.2** | - |
| Total finance income | **0.2** | 0.3 |
| ***Finance costs*** | | |
| Bank loans and overdrafts | **(18.3)** | (6.6) |
| Total finance costs | **(18.3)** | (6.6) |

Included within total finance costs is interest on bank loans and overdrafts of £0.3m which relates to exceptional items (2005: £0.1m).

## 10. Taxation

### a) Tax on profit on ordinary activities

| | Before Exceptional Items £m | Exceptional Items £m | Total £m |
|---|---|---|---|
| | | | **2006** |
| **Consolidated income statement** | | | |
| Current income tax | | | |
| Current income tax charge | (16.0) | 3.5 | (12.5) |
| Amounts overprovided in previous years | 0.6 | - | 0.6 |
| Total current income tax (charge)/credit | (15.4) | 3.5 | (11.9) |
| Deferred income tax | | | |
| Origination and reversal of temporary differences | (0.9) | 0.5 | (0.4) |
| Total deferred tax (charge)/credit | (0.9) | 0.5 | (0.4) |
| Total tax (charge)/credit in the income statement | (16.3) | 4.0 | (12.3) |
| **Consolidated statement of recognised income and expense** | | | |
| Tax on pensions | | | 3.3 |
| Deferred tax on share options granted to employees | | | 1.2 |
| Tax benefit reported in equity | | | 4.5 |

| | Before Exceptional Items £m | Exceptional Items £m | Total £m |
|---|---|---|---|
| | | | **2005** |
| **Consolidated income statement** | | | |
| Current income tax | | | |
| Current income tax charge | (12.6) | 0.1 | (12.5) |
| Amounts underprovided in previous years | (1.0) | - | (1.0) |
| Total current income tax (charge)/credit | (13.6) | 0.1 | (13.5) |
| Deferred income tax | | | |
| Origination and reversal of temporary differences | (7.3) | - | (7.3) |
| Total deferred tax charge | (7.3) | - | (7.3) |
| Total tax (charge)/credit in the income statement | (20.9) | 0.1 | (20.8) |
| **Consolidated statement of changes in equity** | | | |
| Tax on pension liabilities | | | 1.0 |
| Deferred tax on share options granted to employees | | | 0.4 |
| Tax benefit reported in equity | | | 1.4 |

### b) Reconciliation of the total tax charge

The tax expense in the income statement is higher than the standard rate of corporation tax in the UK of 30% (2005: 30%). The differences are reconciled below:

| | Before Exceptional Items £m | Exceptional Items £m | Total £m |
|---|---|---|---|
| | | | **2006** |
| Accounting profit before income tax | 55.9 | (19.4) | 36.5 |
| Accounting profit multiplied by the UK standard rate of corporation tax of 30% | (16.8) | 5.8 | (11.0) |
| Expenditure not deductible for income tax purposes | (0.5) | (1.6) | (2.1) |
| Tax charge on share-based payments | (0.1) | (0.3) | (0.4) |
| Tax overprovided in previous years | 0.7 | 0.1 | 0.8 |
| Tax relief on intangible assets | 0.4 | - | 0.4 |
| | (16.3) | 4.0 | (12.3) |
| Effective income tax rate | 29.2% | | 33.7% |

| | Before Exceptional Items £m | Exceptional Items £m | 2005 Total £m |
|---|---|---|---|
| Accounting profit before income tax | 70.1 | (5.9) | 64.2 |
| Accounting profit multiplied by the UK standard rate of corporation tax of 30% | (21.0) | 1.8 | (19.2) |
| Expenditure not deductible for income tax purposes | (0.4) | (1.7) | (2.1) |
| Tax relief on share-based payments | 0.1 | - | 0.1 |
| Tax overprovided in previous years | 0.3 | - | 0.3 |
| Other temporary differences | 0.1 | - | 0.1 |
| | (20.9) | 0.1 | (20.8) |
| Effective income tax rate | 29.8% | | 32.4% |

c) ***Unrecognised tax losses***

The Group has unrecognised capital tax losses which arose in the UK of £2.4m (2005: £2.4m) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. These tax losses can only be offset against future capital gains and have not been recognised in these financial statements.

d) ***Deferred income tax***

The deferred income tax included in the balance sheet is as follows:

| | 2006 £m | 2005 £m |
|---|---|---|
| Deferred tax liability | | |
| Accelerated capital allowances for tax purposes | **(22.9)** | (23.4) |
| Intangible assets | **(0.4)** | (0.3) |
| Other temporary differences | **(1.6)** | (1.7) |
| Deferred tax liability | **(24.9)** | (25.4) |
| Deferred tax asset | | |
| Employee incentive plan | **1.9** | 2.7 |
| Post employment benefits | **19.7** | 25.4 |
| Deferred tax asset | **21.6** | 28.1 |
| Net deferred income tax (liability)/asset | **(3.3)** | 2.7 |

The deferred tax included in the group income statement is as follows:

| | 2006 £m | 2005 £m |
|---|---|---|
| Deferred tax liability | | |
| Employee incentive plan | **(1.1)** | (0.3) |
| Intangible assets | **(0.1)** | (0.3) |
| Other temporary differences | **-** | 0.1 |
| Deferred tax asset | | |
| Accelerated capital allowances for tax purposes | **0.5** | (0.9) |
| Post employment benefits | **0.2** | (7.1) |
| Deferred income tax from prior years | **0.2** | 1.2 |
| Deferred tax charge | **(0.3)** | (7.3) |

## 11 Earnings per share

Basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (before deducting interest on the convertible non-cumulative redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted earnings per share computations:

| | 2006 £m | 2005 £m |
|---|---|---|
| **Basic earnings per share for reported earnings** | | |
| Net profit attributable to ordinary shareholders | **24.2** | 43.4 |
| Weighted average number of ordinary shares in issue for basic earnings per share | **215.4** | 214.8 |
| Basic earnings per share for profit | **11.2p** | 20.2p |
| **Diluted earnings per share for reported earnings** | | |
| Net profit attributable to ordinary shareholders | **24.2** | 43.4 |
| Weighted average number of ordinary shares in issue for diluted earnings per share | **216.7** | 214.8 |
| Diluted earnings per share for profit | **11.2p** | 20.2p |

The group presents as exceptional items on the face of the income statement, those significant items of income and expense which, because of the nature and expected infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess better trends in financial performance.

To this end, basic and diluted earnings per share is also presented on this basis using the weighted average number of ordinary shares for both basic and diluted amounts as per the table above.

| | 2006 £m | 2005 £m |
|---|---|---|
| **Basic earnings per share for pre-exceptional earnings** | | |
| Net profit attributable to ordinary shareholders | **24.2** | 43.4 |
| Add: Net Impact of exceptional items | **15.4** | 5.8 |
| Net profit attributable to ordinary shareholders (before exceptional items) | **39.6** | 49.2 |
| Weighted average number of ordinary shares in issue for basic earnings per share | **215.4** | 214.8 |
| Basic earnings per share for pre-exceptional earnings | **18.4p** | 22.9p |
| **Diluted earnings per share for pre-exceptional earnings** | | |
| Net profit attributable to ordinary shareholders (before exceptional items) | **39.6** | 49.2 |
| Weighted average number of ordinary shares in issue for diluted earnings per share | **216.7** | 214.8 |
| Diluted earnings per share for pre-exceptional earnings | **18.3p** | 22.9p |

## 12 Dividends paid and proposed

| | 2006 £m | 2005 £m |
|---|---|---|
| *Declared and paid during the year* | | |
| Equity dividends on ordinary shares | | |
| Final dividend for 2004: 270.35p per share | **-** | (33.1) |
| First dividend for 2005: 1,539.84p per share | **-** | (189.0) |
| Interim dividend for 2005: 112.69p per share | **-** | (13.9) |
| Special dividend for 2006 : 45.86p per share | **(98.5)** | - |
| Interim dividend for 2006 : 3.00p per share | **(6.5)** | - |
| Dividends paid | **(105.0)** | (236.0) |
| *Proposed for approval by the shareholders at the AGM* | | |
| Final dividend for 2006: 7.00p per share | **(15.1)** | - |

## 13 Property, plant and equipment

| | Freehold land and buildings £m | Leasehold land and buildings £m | Plant and machinery £m | Fixtures, fittings, tools and equipment £m | Total £m |
|---|---|---|---|---|---|
| At 2 October 2005, net of accumulated depreciation | 47.5 | 14.1 | 79.2 | 90.7 | 231.5 |
| Reclassification - cost | (1.6) | 1.6 | - | - | - |
| Reclassification - accumulated depreciation | - | - | - | - | - |
| Additions | 0.9 | 1.9 | 12.8 | 13.6 | 29.2 |
| Disposals at cost | - | - | (2.2) | (12.6) | (14.8) |
| Depreciation eliminated on disposals | - | - | 2.0 | 8.6 | 10.6 |
| Depreciation charge for the year | (0.7) | (0.5) | (17.1) | (20.0) | (38.3) |
| **At 1 October 2006, net of accumulated depreciation** | **46.1** | **17.1** | **74.7** | **80.3** | **218.2** |
| **At 1 October 2006** | | | | | |
| **Cost** | **51.0** | **20.1** | **207.1** | **203.4** | **481.6** |
| **Accumulated depreciation and impairment** | **(4.9)** | **(3.0)** | **(132.4)** | **(123.1)** | **(263.4)** |
| **Net carrying amount** | **46.1** | **17.1** | **74.7** | **80.3** | **218.2** |
| At 2 October 2005 | | | | | |
| Cost | 51.7 | 16.6 | 196.5 | 202.4 | 467.2 |
| Accumulated depreciation and impairment | (4.2) | (2.5) | (117.3) | (111.7) | (235.7) |
| Net carrying amount | 47.5 | 14.1 | 79.2 | 90.7 | 231.5 |

## 14 Intangible assets

| | Software costs £m | Goodwill £m | Total £m |
|---|---|---|---|
| Cost as at 2 October 2005, net of accumulated amortisation | 25.2 | 71.5 | 96.7 |
| Additions | 3.8 | - | 3.8 |
| Disposals at cost | (0.9) | - | (0.9) |
| Amortisation eliminated on disposal | 0.5 | - | 0.5 |
| Amortisation | (4.7) | - | (4.7) |
| **At 1 October 2006** | **23.9** | **71.5** | **95.4** |
| **At 1 October 2006** | | | |
| **Cost (gross carrying amount)** | **33.7** | **71.5** | **105.2** |
| **Accumulated amortisation and impairment** | **(9.8)** | **-** | **(9.8)** |
| **Net carrying amount** | **23.9** | **71.5** | **95.4** |
| At 2 October 2005 | | | |
| Cost (gross carrying amount) | 30.8 | 71.5 | 102.3 |
| Accumulated amortisation and impairment | (5.6) | - | (5.6) |
| Net carrying amount | 25.2 | 71.5 | 96.7 |

An impairment review was carried out at 1 October 2006 in accordance with IAS 36 'Intangible Assets'. These reviews have been and will continue to be carried out annually or more frequently if there are indicators of impairment.

Software costs are capitalised at cost. These intangible assets have been assessed as having finite lives and are amortised under the straight-line method over a period of 3 to 7 years. These assets are tested for impairment where an indicator of impairment arises.

## 15 Business combination

***Acquisition of trade and assets of Benjamin Shaw and Sons Limited***

During November 2004, the Group acquired the trade and assets of Benjamin Shaw and Sons Limited, an unlisted company based in Huddersfield specialising in the bottling of mineral water.

The fair value of the identifiable assets and liabilities of Benjamin Shaw and Sons Limited as at the date of acquisition were:

| | Recognised on acquisition £m | Carrying value £m |
|---|---|---|
| Property, plant and equipment | 2.8 | 2.8 |
| Trade and other receivables | 0.3 | 0.3 |
| Inventories | 0.2 | 0.2 |
| | 3.3 | 3.3 |
| Trade and other payables | (0.7) | (0.7) |
| Deferred tax liabilities | - | - |
| | (0.7) | (0.7) |
| Fair value of net assets | 2.6 | 2.6 |
| Goodwill arising on acquisition | 1.7 | |
| | 4.3 | |

Consideration:

| | £m |
|---|---|
| Cash paid | (3.9) |
| Costs associated with the acquisition | (0.4) |
| Total consideration | (4.3) |

The cash outflow on acquisition is as follows:

| | £m |
|---|---|
| Net cash acquired with the subsidiary | - |
| Cash paid | (4.3) |
| Net cash outflow | (4.3) |

## 16 Impairment test of goodwill

Goodwill acquired through business combinations has been allocated by senior management to 6 individual cash-generating units for impairment testing as follows:

- Orchid;
- Red Devil;
- Tango;
- Robinsons;
- Britvic Soft Drinks business; and
- Water Business.

The recoverable amount of these units has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a five year period. The discount rate applied to cash flow projections is 8 per cent and cash flows beyond the one year period are extrapolated using a growth rate in line with senior management expectations of growth.

***Carrying amount of goodwill at 1 October 2006 and 2 October 2005***

| | Red Devil £m | Orchid £m | Tango £m | Robinsons £m | BSD £m | Water £m | **Total £m** |
|---|---|---|---|---|---|---|---|
| Carrying amount of goodwill | 2.1 | 12.4 | 8.9 | 38.6 | 7.8 | 1.7 | **71.5** |

***Key assumptions used in value in use calculation***

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill.
Growth rates – reflect senior management expectations of volume growth.

Discount rates – reflect senior management's estimate of the cost of capital. The estimated cost of capital is the benchmark used by management to assess operating performance and to evaluate future capital investment proposals.

Budgeted marginal contribution – financial budgets approved by senior management are used to determine the value assigned to budgeted marginal contribution.

Advertising and promotional spend – financial budgets approved by senior management are used to determine the value assigned to advertising and promotional spend.

Raw materials price, production and distribution costs, selling costs and other overhead inflation – the basis used to determine the value assigned to inflation is forecast consumer price indices of 2 per cent.

***Sensitivity to changes in assumptions***

There are no reasonably possible changes in key assumptions which would cause the carrying value of these units to exceed their recoverable amount.

### 17 Trade and other receivables (non-current)

| | 2006 £m | 2005 £m |
|---|---|---|
| Prepayments | **2.4** | 2.4 |

This amount relates to the un-amortised element of lease premiums paid on inception of operating leases.

### 18 Inventories

| | 2006 £m | 2005 £m |
|---|---|---|
| Raw materials | **7.9** | 9.7 |
| Finished goods | **15.9** | 21.0 |
| Consumable stores | **6.9** | 6.2 |
| Returnable bottles and cases | **1.0** | 1.0 |
| Total inventories at lower of cost and net realisable value | **31.7** | 37.9 |

The Group wrote down the value of stocks by £1.5m (2005: £1.2m).

### 19 Trade and other receivables (current)

| | 2006 £m | 2005 £m |
|---|---|---|
| Trade receivables | **87.2** | 85.5 |
| Other receivables | **0.9** | 2.5 |
| Prepayments | **11.5** | 13.8 |
| | **99.6** | 101.8 |

Trade receivables are non-interest bearing and are generally on credit terms usual for the business in which the Group operates.

### 20 Cash and cash equivalents

| | 2006 £m | 2005 £m |
|---|---|---|
| Cash at bank and in hand | **19.2** | 19.4 |

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. During the year short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and cash equivalents is £19.2m (2005: £19.4m).

At 1 October 2006, the Group had available £165.0m (2005: £96.1m) of un-drawn committed borrowing facilities in respect of which all conditions precedent had been met.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

| | 2006 £m | 2005 £m |
|---|---|---|
| Cash at bank and in hand | **19.2** | 19.4 |
| Overdraft | **-** | - |
| | **19.2** | 19.4 |

## 21 Issued share capital

The Company was incorporated on 27 October 2005 with an authorised share capital of £655,000,000 divided into 6,550,000,000,000 ordinary shares of £0.0001 each.

5,829,810 ordinary shares were allotted to Six Continents Investments Limited, 2,914,904 ordinary shares were allotted to Whitbread Group PLC, 2,914,904 ordinary shares were allotted to Allied Domecq Overseas (Canada) Limited and 613,664 ordinary shares were allotted to Wotsits Brands Limited, all issued at par value of £0.0001 for cash. As a result, issued share capital on incorporation comprised 12,273,282 ordinary shares totalling £1,227.

Since the date of incorporation, the following changes in share capital have occurred:

On 18 November 2005 the Company acquired the entire share capital of Britannia Soft Drinks Limited pursuant to a share exchange agreement dated 18 November 2005, in consideration of the issue to the shareholders of Britannia Soft Drinks Limited of 4,295,636,424,718 ordinary shares of £0.0001 each.

On 18 November 2005 the entire share capital was consolidated in a ratio of 1 for every 20,000 shares. This resulted in a revised share capital of 214,782,435 ordinary shares with a nominal value of £2 each.

On 24 November 2005, the company's share capital was reduced by a court-approved reduction of capital. The share capital of £429,564,870 divided into 214,782,435 ordinary shares of £2 each was reduced to 214,782,435 ordinary shares of £0.20 each, thus creating distributable reserves of £386,608,383 in the company.

There have been further smaller share issues relating to incentive schemes for employees. These are detailed below:

| Date | No of shares issued | Value (£) |
|---|---|---|
| 17 February 2006 | 98,691 | 19,738 |
| 17 March 2006 | 115,258 | 23,052 |
| 10 April 2006 | 915,408 | 183,082 |
| 18 April 2006 | 126,003 | 25,200 |

As a result of the above share issues, issued share capital as at 1st October 2006 comprised 216,037,795 ordinary shares of £0.20 each, totalling £43,207,559.

The ordinary shares carry voting rights of one vote per share. There are no restrictions placed on the distribution of dividends, or the return of capital on a winding up or otherwise.

| | 2006 £m | 2005 £m |
|---|---|---|
| **Authorised** | | |
| Ordinary shares of £0.20 (2005: £1) each | **65.5** | 15.7 |
| **Ordinary shares issued and fully paid** | | |
| Ordinary shares of £0.20 (2005: £1) each | **43.2** | 12.3 |

The prior year comparative relates to Britannia Soft Drinks Limited.

## 22 Reconciliation of movements in equity

| | Called up share capital £m | Share premium account £m | Own shares £m | Share scheme reserve £m | Hedging reserve £m | Other reserves £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|---|---|
| **At 3 October 2005** | (12.3) | (25.4) | - | (0.8) | - | (7.1) | 23.4 | **(22.2)** |
| Adoption of IAS 39 on 3 October 2005 | - | - | - | - | 1.0 | - | - | **1.0** |
| **At 3 October 2005 (Restated)** | (12.3) | (25.4) | - | (0.8) | 1.0 | (7.1) | 23.4 | **(21.2)** |
| Reserve changes as a result of IPO | (30.6) | 25.4 | - | - | - | 7.1 | (1.9) | - |
| Profit for the period | - | - | - | - | - | - | (24.2) | **(24.2)** |
| Amounts taken to the statement of recognised income and expense | - | - | - | - | (0.6) | - | 6.3 | **5.7** |
| Issue of shares | (0.3) | (2.5) | - | 2.8 | - | - | - | - |
| Own shares purchased for share schemes | - | - | 0.5 | - | - | - | - | **0.5** |
| Movement in share based schemes | - | - | - | (6.5) | - | - | (1.5) | **(8.0)** |
| Other temporary tax differences | - | - | - | - | - | - | (0.1) | **(0.1)** |
| Total recognised income and expense for the year | (30.9) | 22.9 | 0.5 | (3.7) | (0.6) | 7.1 | (21.4) | **(26.1)** |
| Payment of dividends | - | - | - | - | - | - | 105.0 | **105.0** |
| **At 1 October 2006** | **(43.2)** | **(2.5)** | **0.5** | **(4.5)** | **0.4** | **-** | **107.0** | 57.7 |

***Nature and purpose of other reserves***

*Share premium*

The share premium account is used to record the excess of proceeds over nominal value on the issue of shares.
*Own shares*

The own shares account is used to record purchases by the group of its own shares, which will be distributed to employees as and when share awards made under the Britvic employee share plans vest.

*Share scheme reserve*

The share scheme reserve is used to record the movements in equity corresponding to the cost recognised in respect of equity-settled share based payment transactions and the subsequent settlement of any awards that vest either by issue or purchase of the Group's shares.

*Hedging reserve*

The hedging reserve records movements in the fair value of forward exchange contracts and interest rate swaps.

*Other reserves*

Other reserves included a capital redemption reserve, which recorded the nominal value of shares redeemed by Britannia Soft Drinks Ltd, and a revaluation reserve, arising under UK GAAP, prior to the transition to IFRS.

Deferred tax adjustments made during the year to other reserves relate to deferred tax arising under IFRS on qualifying buildings, to reflect previous downward revaluations.

*Retained earnings*

Deferred tax adjustments made during the year to retained earnings relate to deferred tax arising under IFRS on pension actuarial losses and deferred tax arising on the cost of share options granted to employees under IFRS.

***Reserve changes as a result of IPO***

| | £m |
|---|---|
| *Issued share capital* | |
| Issue of 4,295,636,424,718 ordinary shares with a nominal value of £0.0001 to the existing shareholders of Britannia Soft Drinks Limited | (429.6) |
| Consolidation on 18 November of the total issued share capital of 4,295,648,700,000 ordinary shares of £0.0001 each at a ratio of one for every 20,000. This resulted in a revised nominal value of £2 per share. The nominal value of each share was subsequently reduced from £2 to £0.20 per share by a court approved reduction of share capital on 24 November 2005 creating additional distributable reserves | 386.7 |
| Elimination of Britannia Soft Drinks Limited's share capital | 12.3 |
| | (30.6) |
| *Share premium account* | |
| Elimination of Britannia Soft Drinks Limited's share premium account | 25.4 |
| *Other reserves* | |
| Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against other reserves | 7.1 |
| *Retained earnings* | |
| Additional reserves were created by a court-approved reduction of capital on 24 November 2005 as described above | (386.7) |
| Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against retained earnings (excess of cost of investment over Britannia Soft Drinks Limited's share capital, share premium and other reserves balances) | 384.8 |
| | (1.9) |

## 23 Interest bearing loans and borrowings

| | 2006 £m | 2005 £m |
|---|---|---|
| **Current** | | |
| Bank overdrafts | - | - |
| Unsecured bank loans | (17.5) | (13.9) |
| Total | (17.5) | (13.9) |
| **Non-current** | | |
| Unsecured bank loans | (285.0) | (220.0) |
| Less unamortised issue costs | 0.7 | 0.7 |
| Total | (284.3) | (219.3) |

The unsecured bank loans classified as current are repayable in May 2007 (2005: May 2006) and attract interest at a rate of 5.25% (2005: 4.70% to 4.84%).

The unsecured bank loans classified as non-current are repayable in May 2010 (2005: May 2010) and attract swap-inclusive interest at an average rate of 5.34% (2005: 5.20%).

***Analysis of changes in interest-bearing loans and borrowings***

| | 2006 £m | 2005 £m |
|---|---|---|
| Current liabilities | **(13.9)** | - |
| Non-current liabilities | **(219.3)** | - |
| At the beginning of the period | **(233.2)** | - |
| Bank loans repaid / drawn down | **(69.3)** | (233.9) |
| Issue costs of new loans | **0.7** | 0.7 |
| At the end of the period | **(301.8)** | (233.2) |

## 24 Pensions

The Group operates a pension scheme, the Britvic Pension Plan ("the Scheme"), which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme. The funds are administered by trustees and are independent of the Group's finances. Contributions are paid into the funds in accordance with the recommendations of an independent actuary. The latest valuation for contribution purposes was carried out as at 31 March 2004. As a result of the full actuarial valuation at this date, further contributions of £30m were made in March and December 2005. An annual contribution of £10m will be made in December 2006-2010 in order to eliminate the deficiency in the scheme arising at that time.

The amount recognised as an expense in relation to the defined contribution scheme in the income statement for 2006 was £1.3m (2005: £0.9m).

***The principal assumptions used in determining pension and post-employment benefit obligations for the Group's plans are shown below:***

| | 2006 % | 2005 % |
|---|---|---|
| Discount rate | **5.00** | 5.00 |
| Rate of compensation increase | **4.50** | 4.30 |
| Expected long term return on plan assets | **6.34** | 6.95 |
| Pension increases (LPI) | **3.00** | 2.80 |
| Inflation assumption | **3.00** | 2.80 |

The most significant non-financial assumption is the assumed rate of longevity. This is based on standard actuarial tables known as PA92. An allowance for future improvements in longevity has been also included.

To develop the expected long term rate of return on assets assumption, the Group considered the level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long term rate on assets assumption for the portfolio.

***Net benefit expense***

*Recognised in the Income Statement*

| | 2006 £m | 2005 £m |
|---|---|---|
| Current service cost | **(11.6)** | (11.1) |
| Special termination benefits | **(0.5)** | (0.1) |
| Interest cost on benefit obligation | **(20.7)** | (19.6) |
| Expected return on plan assets | **21.8** | 18.3 |
| Curtailment gain | **1.6** | - |
| Net expense | **(9.4)** | (12.5) |

The net expense detailed above is all recognised in arriving at net profit from continuing operations before tax and finance costs / income, and is included within cost of sales, selling and distribution costs and administration expenses.

*Taken to the Statement of Recognised Income and Expense*

| | 2006 £m | 2005 £m |
|---|---|---|
| Actual return on scheme assets | **31.8** | 50.9 |
| Less: Expected return on scheme assets | **(21.8)** | (18.3) |
| | **10.0** | 32.6 |
| Other actuarial gains and losses | **(20.8)** | (36.0) |
| Actuarial losses taken to the Statement of Recognised Income and Expense | **(10.8)** | (3.4) |

*Net liability*

| | 2006 £m | 2005 £m |
|---|---|---|
| Present value of benefit obligation | (454.5) | (412.2) |
| Fair value of plan assets | 388.7 | 327.6 |
| Net liability | (65.8) | (84.6) |

*Movements in the present value of benefit obligation are as follows:*

| | 2006 £m | 2005 £m |
|---|---|---|
| At start of period | (412.2) | (352.1) |
| Current service cost | (11.6) | (11.1) |
| Special termination benefits* | (0.5) | (0.1) |
| Member contributions | (2.4) | (2.5) |
| Interest cost on benefit obligation | (20.7) | (19.6) |
| Benefits paid | 12.1 | 9.2 |
| Curtailment gain | 1.6 | - |
| Actuarial gains and losses | (20.8) | (36.0) |
| At end of period | (454.5) | (412.2) |

The current service cost excludes contributions made by employees of £2.4m (£2.5m).

* Special termination benefits relate to redundancy payments

*Movements in the fair value of plan assets are as follows:*

| | 2006 £m | 2005 £m |
|---|---|---|
| At start of period | 327.6 | 243.9 |
| Expected return on plan assets | 21.8 | 18.3 |
| Actuarial gains and losses | 10.0 | 32.6 |
| Employer contributions | 39.0 | 39.5 |
| Member contributions | 2.4 | 2.5 |
| Benefits paid | (12.1) | (9.2) |
| At end of period | 388.7 | 327.6 |

Categories of scheme assets as a percentage of the fair value of total scheme assets

| | 2006 % | 2006 £m | 2005 % | 2005 £m |
|---|---|---|---|---|
| Equities and real estate | 58 | 226.3 | 61 | 199.8 |
| Bonds and gilts | 42 | 161.3 | 38 | 124.5 |
| Cash | 0 | 1.1 | 1 | 3.3 |
| Total | 100 | 388.7 | 100 | 327.6 |

*Categories of scheme assets as a percentage of the expected return on assets*

| | 2006 % | 2006 £m | 2005 % | 2005 £m |
|---|---|---|---|---|
| Equities and real estate | 69 | 15.1 | 74 | 13.5 |
| Bonds and gilts | 30 | 6.6 | 26 | 4.8 |
| Cash | 1 | 0.1 | 0 | 0 |
| Total | 100 | 21.8 | 100 | 18.3 |

*History of experience gains and losses*

| | 2006 £m | 2005 £m | 2004 £m |
|---|---|---|---|
| Fair value of scheme assets | 388.7 | 327.6 | 243.9 |
| Present value of defined benefit obligations | (454.5) | (412.2) | (352.1) |
| Deficit in the scheme | (65.8) | (84.6) | (108.2) |
| Experience adjustments arising on plan liabilities | (2.0) | - | 10.5 |
| Experience adjustments arising on plan assets | 10.0 | 32.6 | 6.1 |

The cumulative amount of actuarial gains and losses recognised since 4 October 2004 in the Group Statement of Recognised Income and Expense is an overall loss of £14.3 million (2005: loss of £3.4 million). The Directors are unable to determine how much of the pension scheme deficit recognised on transition to IFRS and taken direct to equity of £1.3 million is attributable to actuarial gains and losses since the inception of those pension schemes. Consequently, the Directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group Statement of Recognised Income and Expense before 4 October 2004.

25 Trade and other payables (current)

| | 2006 £m | 2005 £m |
|---|---|---|
| Trade payables | **(92.3)** | (83.1) |
| Amounts owed to Group undertakings | **-** | (0.1) |
| Other payables | **(9.3)** | (16.4) |
| Accruals and deferred income | **(27.9)** | (31.1) |
| Other taxes and social security | **(18.2)** | (11.7) |
| | **(147.7)** | (142.4) |

26 **Financial instruments**

The main risks arising from the Group's financial instruments are foreign currency risk, commodity price risk and interest rate risk. The board of directors review and agree policies for managing these risks as summarised below.

***Foreign currency risk***

The Group has transactional exposures arising from purchases of prime materials and commercial assets in currencies other than the functional currency of the Group. Such purchases are made in the currencies of US dollars and euros. For the financial year ended 1 October 2006, the Group has hedged 70% (2005: 75%) of forecast exposures 12 months in advance using forward foreign exchange contracts.

***Commodity price risk***

The main commodity price risk arises in the purchases of prime materials, being PET, sugar, cans and frozen concentrated orange juice. Where it is considered commercially advantageous, the Group enters into fixed price contracts with suppliers to hedge against unfavourable commodity price changes.

***Interest rate risk***

The Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile and to manage the Group's exposure to interest fluctuation. At 1 October 2006, £100.0m (2005: £100.0m) of the Group's borrowings were at fixed rates after taking account of interest rate swaps.

***Credit risk***

There are no significant concentrations of credit risk within the Group. The maximum credit risk exposure relating to financial assets is represented by carrying value as at the balance sheet date.

Under the transitional provisions permitted under IFRS, the Group has taken advantage of the exemption contained in IFRS 1 whereby on first-time adoption of IFRS there is no requirement to apply IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on transition. Application of IAS 32 and IAS 39 from 2 October 2005 does not have a material impact on the Group's financial position or result.

The comparative information contained within this note has therefore been disclosed in accordance with that shown under UK GAAP whereas the current year information is shown under IFRS.

***Liquidity risk***

The Group's objective is to maintain a balance between continuity of funds and flexibility through the use of bank loans and overdrafts. The bank loans entered into by the Group are unsecured.

a) **Financial assets and liabilities under IFRS at 1 October 2006**

***Interest rate risk profile of financial assets and liabilities***

The interest rate profile of the financial assets and liabilities of the group as at 1 October 2006 by maturity date is as follows:

***Fixed rate***

| | Within 1 year £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| Bank loans* | - | - | - | (100.0) | - | - | **(100.0)** |

* Includes the effects of the related interest rate swaps on floating borrowings discussed below

*Floating rate*

| | Within 1 year £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m | Total £m |
|---|---|---|---|---|---|---|---|
| Cash | 19.2 | - | - | - | - | - | **19.2** |
| Bank loans | (17.5) | - | - | (184.3) | - | - | **(201.8)** |
| Interest rate swap* | - | - | - | 0.5 | - | - | **0.5** |
| Foreign currency contracts | (1.0) | - | - | - | - | - | **(1.0)** |

* See note 23

Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

***Fair values of financial assets and financial liabilities***

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments that are carried in the financial statements.

| | Book value 2006 £m | Fair value 2006 £m |
|---|---|---|
| *Financial assets* | | |
| Cash | **19.2** | **19.2** |
| | | |
| Forward currency contracts | **0.1** | **0.1** |
| Interest rate swap | **0.5** | **0.5** |
| | **0.6** | **0.6** |
| | | |
| *Financial liabilities* | | |
| Interest-bearing loans and borrowings: | | |
| Fixed rate borrowings | **(100.0)** | **(100.0)** |
| Floating rate borrowings | **(201.8)** | **(201.8)** |
| Forward currency contracts | **(1.0)** | **(1.0)** |

The fair value of derivatives has been calculated by discounting the expected future cash flows at prevailing interest rates.

***Hedges***

*Cash flow hedges*

At 1 October 2006, the Group held 25 US dollar and 58 Euro forward exchange contracts designated as hedges of expected future purchases from overseas suppliers in US dollars and Euros for which the Group believe to be 'highly probable' transactions. The forward currency contracts are being used to hedge the foreign currency risk of these 'highly probable' transactions. The terms of these contracts are as follows:

| | Maturity range | Average exchange rate |
|---|---|---|
| *Forward contracts to hedge expected future purchases* | | |
| US$7,084,000 | 31 Oct 06 to 28 Sept 07 | £ / US$1.81 |
| EUR€43,548,000 | 31 Oct 06 to 28 Sept 07 | £ / EUR€1.48 |

The terms of the forward currency contracts have been negotiated to match the terms of the commitments. The cash flow hedges of the expected future purchases within the 12 months of the balance sheet date have been assessed to be effective.

*Interest rate hedges*

At 1 October 2006, the Group had an interest rate swap in place with a notional amount of £100.0m whereby it exchanges floating rate interest based on 6 month LIBOR for a fixed rate of interest of 4.83%. The swap contracts have the same duration and other critical terms as the borrowings which they hedge.

**b) Financial Assets and liabilities under UK GAAP at 2 October 2005**

The Group's financial instruments comprise cash and borrowings. With the exception of analysis of currency exposures, the disclosures below exclude short-term debtors and creditors.

*Interest rate profile of financial assets*

| | Fixed rate financial assets £m | Floating rate financial assets £m | Non-interest bearing financial assets £m | Total £m |
|---|---|---|---|---|
| At 2 October 2005 | | | | |
| Sterling | - | - | 21.8 | 21.8 |
| Total | - | - | 21.8 | 21.8 |

Included above is £2.4m relating to the un-amortised element of lease premiums paid on inception of operating leases and cash of £19.4m.

*Interest rate profile of financial liabilities*

| | Fixed rate financial liabilities £m | Floating rate financial liabilities £m | Non-interest bearing financial liabilities £m | Total £m |
|---|---|---|---|---|
| At 2 October 2005 | | | | |
| Sterling | (100.0) | (119.3) | - | (219.3) |
| Total | (100.0) | (119.3) | - | (219.3) |

The amounts shown in the table above takes into account the interest rate swap used to manage the interest rate profile of financial liabilities.

*Borrowing facilities*

The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date are as follows:

| | 2005 £m |
|---|---|
| Expiring in one year or less | 16.1 |
| Expiring in one to two years | - |
| Expiring in more than two years | 80.0 |
| | 96.1 |

*Currency exposures*

The table below shows the Group's transactional (i.e. non-structural) currency exposures that give rise to the currency gains and losses recognised in the income statement. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the Group, and include those arising on short-term debtors and creditors.

| | 2005 £m |
|---|---|
| Euro | 34.8 |
| US dollar | 8.8 |
| | 43.6 |

*Gains and losses on hedges*

The Group enters into forward foreign currency contracts to minimise the currency exposures that arise on purchase denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedge position matures.

The Group had forward contracts for the purchase of foreign currency as follows:

| | 2005 |
|---|---|
| Euro (€m) | 36.5 |
| US dollar ($m) | 11.8 |

All contracts entered into mature within 12 months of the period end.

Unrecognised gains and losses on financial instruments used for hedging are as follows:

| | 2005 £m |
|---|---|
| Unrecognised gains | 0.1 |
| Unrecognised losses | (0.4) |
| Net unrecognised losses | (0.3) |

*Fair values of financial assets and financial liabilities*

The book values of the Group's recognised financial assets and liabilities are not materially different to their fair values.

The fair values of unrecognised financial assets and liabilities are as follows:

| | 2005 £m |
|---|---|
| **Forward Foreign Currency Contracts** | |
| Euros | (0.4) |
| US dollar | 0.1 |
| **Interest Rate Swaps** | |
| Sterling | (0.8) |

The fair value of derivatives has been calculated by discounting the expected future cash flows at prevailing interest rates.

## 27 Non-interest bearing loan

| | 2006 £m | 2005 £m |
|---|---|---|
| Non-interest bearing loans | - | (2.8) |

The unsecured non-interest bearing loan was repaid on 29th November 2005.

## 28 Share-based payments

The expense recognised for share-based payments in respect of employee services received during the year to 1 October 2006 is £6.9m (2005: £4.4m). All of that expense arises from transactions which are expected to be equity-settled share-based payment transactions.

***The Britvic share incentive plan ("SIP")***

The SIP is an all-employee plan approved by HMRC. The plan allows for annual awards of free Ordinary shares with a value of 3% of salary (subject to HMRC maximum limits) together with an offer of matching shares on the basis of one free matching share for each Ordinary share purchased with a participant's savings, up to a maximum of £75 per four week pay period. Employees are entitled to receive the annual free share award provided they are employed by Britvic on the last day of each financial year and on the award date. There are no cash settlement alternatives.

Awards made during the 52 weeks ended 1 October 2006 were as follows:

| | No of shares |
|---|---|
| Annual free shares award | 957,953 |
| Matching shares award – 1 free share for every ordinary share purchased | 347,212 |
| Special free shares award after flotation | 915,408 |
| Special matching shares award – 2 free shares for every ordinary share purchased | 339,952 |

***The Britvic executive share option plan ("option plan")***

The Option Plan allows for options to buy Ordinary shares to be granted to selected employees. The option price is the market price of Britvic plc's shares on the business day before the date of grant. Options become exercisable on the satisfaction of the performance condition and remain exercisable until ten years after the date of grant.

The performance condition requires average growth in EPS of 7% pa over a three year period in excess of the growth in RPI over the same period for the options to vest in full. If EPS growth averages 3% pa in excess of RPI growth, 40% of the options will vest. Straight-line apportionment will be applied between these two levels to determine the number of options that vest and no options will vest if average EPS growth is below the lower threshold.

In some circumstances, at the discretion of Britvic, an optionholder who exercises his/her option may receive a cash payment rather than the Ordinary shares under option. The cash payment would be equal to the amount by which the market value of the Ordinary shares under option exceeds the option price. However, it is expected that this plan will be equity-settled and as a consequence has been accounted for as such.

The following table illustrates the movements in the number of share options during the year.

| | Number of share options | Weighted average exercise price (Pence) |
|---|---|---|
| Outstanding as at 3 October 2005 | - | - |
| Granted during the year | 1,644,828 | 245.0 |
| Forfeited during the year | (62,199) | 245.0 |
| Exercised during the year | - | - |
| Expired during the year | - | - |
| **Outstanding at 1 October 2006** | **1,582,629** | **245.0** |
| | | |
| Exercisable at 1 October 2006 | - | - |

The share options outstanding as at 1 October 2006 had a weighted average remaining contractual life of 9.2 years and had an exercise price of 245.0p.

The weighted average fair value of options granted during the year was 40.4p.

The fair value of equity-settled share options granted is estimated as at the date of grant using a binomial model, taking account of the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used for the year ended 1 October 2006.

| | 2006 |
|---|---|
| Dividend yield (%) | 3.0 |
| Expected volatility (%) | 19.0 |
| Risk-free interest rate (%) | 4.3 |
| Expected life of option (years) | 5.0 |
| Share price at date of grant (pence) | 242.0 |
| Exercise price (pence) | 245.0 |

***The Britvic performance share plan ("PSP")***

The PSP allows for awards of Ordinary shares to be made to selected employees subject to the satisfaction of a performance condition. Different performance conditions apply to different groups of employees.

Awards granted to members of the senior leadership team are subject to a performance condition which measures the Company's total shareholder return ("TSR") relative to the TSR of a comparator group (consisting of 22 other companies) over a three year performance period. The awards will not vest unless the Company's position in the comparator group is at least median. At median 40% will vest, rising on a straight-line basis to 100% vesting at upper quartile.

Awards granted to members of the senior management team will be subject to a performance condition which requires average growth in EPS of 7% pa over a three year period in excess of the growth in RPI over the same period for the awards to vest in full. If EPS growth averages 3% pa in excess of RPI growth, 40% of the awards will vest. Straight-line apportionment will be applied between these two levels to determine the number of awards that vest and no awards will vest if average EPS growth is below the lower threshold.

In addition, a transitional award has been made to members of both the senior leadership team and the senior management team shortly after flotation, at levels varying according to seniority. These awards will vest in tranches over a period of up to three years, subject to the satisfaction of a performance condition. The performance condition requires the Company's Return on Invested Capital ("ROIC") to be at least 17% over the performance period for the award to vest in full. If ROIC is 15% over the performance period, 50% of the award will vest. Straight-line apportionment will be applied between these two levels to determine the percentage of awards that vest and no awards will vest if ROIC is below the lower threshold.

In some circumstances, at the discretion of Britvic, vested awards may be satisfied by a cash payment rather than a transfer of Ordinary Shares. However, it is expected that this plan will be equity-settled and as a consequence has been accounted for as such.

The following table illustrates the movements in the number of shares during the year.

| | Number of Shares subject to TSR condition | Number of Shares subject to EPS condition | Number of Shares subject to ROIC condition |
|---|---|---|---|
| Outstanding as at 3 October 2005 | - | - | - |
| Granted during the year | 744,872 | 746,956 | 3,834,820 |
| Vested during the year | - | - | - |
| Lapsed or cancelled during the year | (44,163) | (63,465) | (170,458) |
| **Outstanding at 1 October 2006** | **700,709** | **683,491** | **3,664,362** |
| Weighted average fair value of shares granted during the year | 120.5p | 221.4p | 229.0p |

The fair value of equity-settled shares granted is estimated as at the date of grant using separate models as detailed below, taking account of the terms and conditions upon which the shares were granted.
The following table lists the inputs to the models used for the year ended 1 October 2006.

| | Shares subject to TSR condition | Shares subject to EPS condition | Shares subject to ROIC condition |
|---|---|---|---|
| Valuation model used | Monte Carlo Simulation | Share price at date of grant adjusted for dividends not received during vesting period | Share price at date of grant adjusted for dividends not received during vesting period |
| Dividend yield (%) | 3.0 | 3.0 | 3.0 |
| Expected volatility (%) | 19.0 | N/A | N/A |
| Share price at date of grant (pence) | 242.0 | 242.0 | 242.0 |

*InterContinental Hotels Group PLC - executive share option plan ("IHG ESOP")*

Some employees also participated in the Executive Share Option Plan of InterContinental Hotels Group PLC, which was the ultimate parent undertaking of the Group prior to flotation. As a result of Britvic's flotation, the performance condition relating to options granted in 2004 and 2005 was changed and the number of options which vested was determined. These options will remain exercisable until 13 June 2009. Options granted in earlier years became exercisable on the satisfaction of their respective three year performance conditions and remain exercisable until ten years after the date of grant. The cost in relation to the exercise of these options is ultimately borne by InterContinental Hotels Group PLC.

The following table illustrates the movements in the number of share options during the year.

| | Number of share options | Weighted average exercise price Pence |
|---|---|---|
| Outstanding at beginning of the year | 1,724,338 | 491.0 |
| Exercised during the year | (724,500) | 485.9 |
| Lapsed or cancelled during the year | (370,952) | 556.7 |
| **Outstanding at end of the year** | **628,886** | **458.1** |
| Exercisable at end of year | 628,886 | 458.1 |

The weighted average share price at the date of exercise for share options exercised during the year was 876.3p.

The share options outstanding as at 1 October 2006 had a weighted average remaining contractual life of 4.7 years and the range of exercise prices was 349.1p – 619.8p.

There were no options granted to Britvic employees under this plan in 2006.

*InterContinental Hotels Group PLC – sharesave plan ("IHG SAYE")*

Some employees also participated in the Sharesave Plan of InterContinental Hotels Group PLC. As a result of Britvic's flotation, the Sharesave Options became exercisable for the period from 14 December 2005 to 13 June 2006. Any unexercised options were lapsed on 14 June 2006. The cost in relation to the exercise of these options is ultimately borne by InterContinental Hotels Group PLC.

The following table illustrates the movements in the number of share options during the year.

| | Number ofshare options | Weighted average exercise price Pence |
|---|---|---|
| Outstanding at beginning of the year | 672,738 | 420.5 |
| Exercised during the year | (386,813) | 420.5 |
| Lapsed or cancelled during the year | (285,925) | 420.5 |
| Outstanding at end of the year | **-** | **N/A** |
| Exercisable at end of year | - | N/A |

The weighted average share price at the date of exercise for share options exercised during the year was 983.0p.

There were no options granted to Britvic employees under this plan in 2006.

*Other employee share plans*

In addition to the above schemes, the Company's Chairman entered into a share scheme agreement with the Company. Further details are set out in the Directors' Remuneration Report.

## 29 Notes to the consolidated cash flow statement

*Analysis of net debt*

| | 2005 £m | Cash flows £m | **2006 £m** |
|---|---|---|---|
| Cash at bank and in hand | 19.4 | (0.2) | **19.2** |
| Overdrafts | - | - | **-** |
| Net cash | 19.4 | (0.2) | **19.2** |
| Debt due within one year | (13.9) | (3.6) | **(17.5)** |
| Debt due after more than one year | (219.3) | (65.0) | **(284.3)** |
| Debt | (233.2) | (68.6) | **(301.8)** |
| Net debt | (213.8) | (68.8) | **(282.6)** |

## 30 Commitments and contingencies

***Operating lease commitments***

Future minimum lease payments under non-cancellable operating leases are as follows:

| | 2006 | | |
|---|---|---|---|
| | **Land and buildings £m** | **Other £m** | **Total £m** |
| Within one year | **3.5** | **5.4** | **8.9** |
| After one year but not more than five years | **10.4** | **8.0** | **18.4** |
| More than five years | **36.8** | **2.0** | **38.8** |
| | **50.7** | **15.4** | **66.1** |

| | 2005 | | |
|---|---|---|---|
| | Land and buildings £m | Other £m | Total £m |
| Within one year | 3.0 | 4.9 | 7.9 |
| After one year but not more than five years | 10.5 | 5.4 | 15.9 |
| More than five years | 39.0 | - | 39.0 |
| | 52.5 | 10.3 | 62.8 |

***Capital commitments***

At 1 October 2006, the Group has commitments of £3.9m (2005: £3.3m) relating to the acquisition of new plant and machinery.

***Contingent liabilities***

The Group has the following contingent liabilities at 1 October 2006 and 2 October 2005:
The Group has assigned its interest in certain leasehold properties to other tenants. It remains liable for rentals due to the landlord for any defaults on the part of these tenants. It is not practicable to estimate the amount or timing of rentals that may default. However, the Directors do not expect that any potential default would result in a material claim against the Group.

## 31 Related party disclosures

The consolidated financial statements include the financial statements of Britvic plc and the subsidiaries listed in the table below. Particulars of dormant subsidiaries which do not materially affect the Group results have been excluded.

| **Name** | **Country of incorporation** | **% equity interest** |
|---|---|---|
| Britannia Soft Drinks Limited | UK | 100 |
| Britvic Holdings Limited | UK | 100 |
| Britvic International Limited | UK | 100 |
| Britvic Soft Drinks Limited | UK | 100 |
| Robinsons Soft Drinks Limited | UK | 100 |
| Orchid Drinks Limited | UK | 100 |
| Red Devil Energy Drinks Limited | UK | 100 |

During the period the Group entered into transactions in the ordinary course of business with significant shareholders (Intercontinental Hotels Group plc, Whitbread plc and Allied Domecq plc). Transactions entered into for the period ended 2 October 2005 and for the period 3 October 2005 to 14 December 2005 (on completion of the changed shareholding arrangements detailed in Note 21) were as follows:

| | **2006 £m** | 2005 £m |
|---|---|---|
| Turnover from significant shareholders | **1.7** | 8.3 |

The balances outstanding from significant shareholders (Intercontinental Hotels Group plc, Whitbread plc and Allied Domecq plc) at 2 October 2005 was £60,000. The amount due at 1 October 2006 is not shown as the former significant shareholders ceased to be related parties from 14 December 2005.

Sales to related parties were made on arm's length terms.

Key management personnel are deemed to be the directors of the Company. Accordingly, remuneration payable to key management personnel is shown in the Directors' Remuneration Report.

There were no other related party transactions requiring disclosure in these financial statements.

## Reconciliation of equity at 4 October 2004 (date of transition to IFRS

| | Footnote | UK GAAP £m | Effect of transition to IFRS £m | IFRS £m |
|---|---|---|---|---|
| **Assets** | | | | |
| **Non-current Assets** | | | | |
| Property, plant and equipment | (a) | 259.3 | (24.4) | 234.9 |
| Intangible assets | (a) | 76.5 | 19.3 | 95.8 |
| Trade and other receivables | (h) | - | 2.4 | 2.4 |
| Deferred income tax assets | (e) | - | 9.6 | 9.6 |
| | | 335.8 | 6.9 | 342.7 |
| **Current Assets** | | | | |
| Inventories | | 32.5 | - | 32.5 |
| Trade and other receivables | | 93.5 | - | 93.6 |
| Cash and cash equivalents | | 27.0 | - | 27.0 |
| | | 153.1 | - | 153.1 |
| **Total Assets** | | 488.9 | 6.9 | 495.8 |
| **Equity and Liabilities** | | | | |
| Issued capital | | (12.3) | - | (12.3) |
| Share premium | | (25.4) | - | (25.4) |
| Revaluation reserve | (b) | (3.7) | 3.7 | - |
| Share option reserve | (c) | - | (0.3) | (0.3) |
| Other reserves | (b)(e)&(h) | (4.6) | (2.6) | (7.2) |
| Retained earnings | (g) | (140.9) | (30.4) | (171.2) |
| **Total Equity** | | (186.9) | (29.6) | (216.5) |
| **Non-current Liabilities** | | | | |
| Non interest-bearing loan | | (2.8) | - | (2.8) |
| Pension liability | (d) | (75.1) | (33.1) | (108.2) |
| Deferred income tax liabilities | (e) | (22.5) | 22.5 | - |
| | | (100.4) | (10.6) | (111.0) |
| **Current Liabilities** | | | | |
| Trade and other payables | (f) | (188.0) | 33.2 | (154.8) |
| Income tax payable | | (13.5) | - | (13.5) |
| | | (201.5) | 33.2 | (168.3) |
| **Total Liabilities** | | (301.9) | 22.6 | (279.3) |
| **Total Equity and Liabilities** | | (488.8) | (7.0) | (495.8) |

a) Software costs of £19.3m treated as tangible fixed assets under UK GAAP have been reclassified as intangible assets under IFRS. £5.1m of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

b) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant and equipment including revaluations as deemed cost at transition.

c) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005

d) Pension liabilities increased by £0.6m (net of deferred tax) under IFRS because the method of valuing pension scheme assets differs from UK GAAP. Deferred tax assets of £32.5m which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

e) Adjustments to deferred tax relate to the recognition of:

(i) A deferred tax asset of £1.5m relating to the previous downward revaluation of qualifying buildings. This has been credited to Other Reserves.
(ii) A deferred tax asset of £0.2m relating to share options granted to employees under IFRS.
(iii) A deferred tax liability of £2.0m relating to the upward revaluation of certain land under IFRS.
(iv) The reclassification of the deferred tax asset of £32.4m relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-current assets.

f) Under UK GAAP, dividends are recognised as an expense in the period to which they relate. Under IFRS, dividends are recognised as an appropriation of reserves in the period in which they are authorised. Therefore the final proposed dividend for the period ended 4 October 2004 is reversed under IFRS, as it was not approved until after the balance sheet date.

g) The adjustments to retained earnings are as follows:

| | £m |
|---|---|
| Reversal of final dividend proposed under UK GAAP on adoption of IFRS (f) | (33.1) |
| Gross pension liability recognised under adoption of IFRS (d) | 0.9 |
| Deferred tax recognised re pension liability under adoption of IFRS (d) | (0.3) |
| Deferred tax recognised on other items under adoption of IFRS (e) | 1.8 |
| Recognition of fair value of share options granted to employees under IFRS (c) | 0.3 |
| Recognition of operating lease rentals for land reclassified under IFRS (h) | - |
| Total | (30.4) |

h) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

**33 Reconciliation of profit for the period ended 2 October 2005**

| | Footnote | UK GAAP £m | Effect of transition to IFRS £m | IFRS £m |
|---|---|---|---|---|
| Revenue | | 698.2 | - | 698.2 |
| Cost of sales | | (269.5) | - | (269.5) |
| **Gross profit** | | 428.7 | - | 428.7 |
| Selling and distribution costs | | (232.3) | - | (232.3) |
| Administrative expenses | (a) | (133.1) | 7.2 | (125.9) |
| **Profit from continuing operations before tax and finance costs** | | 63.3 | 7.2 | 70.5 |
| Finance income | | 0.3 | - | 0.3 |
| Finance costs | (b) | (7.8) | 1.2 | (6.6) |
| **Profit before tax** | | 55.8 | 8.4 | 64.2 |
| Income tax expense | (c) | (20.8) | - | (20.8) |
| **Profit for the year** | | 35.0 | 8.4 | 43.4 |

a) The adjustments to administrative expenses are as follows:

| | | 2005 £m |
|---|---|---|
| (i) | Reversal of amortisation of goodwill for the period under UK GAAP | 9.7 |
| (ii) | Accrual under IFRS for untaken holidays | (0.7) |
| (iii) | Movement in the accrual under IFRS for the fair value of options granted to employees | (0.5) |
| (iv) | Land operating lease payments on land reclassified as an operating lease under IFRS | - |
| (v) | Expected return on pension scheme assets net of interest cost on the benefit obligation | (1.3) |
| | Total | 7.2 |

(i) Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

(ii) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

(iii) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

(iv) Under IFRS certain leasehold land is reclassified as being held under an operating lease rather than a finance lease. The associated lease premium is reclassified as a prepayment and is released to the Income Statement over the term of the associated lease.

(v) Under IFRS, the expected return on pension scheme assets net of interest cost on the benefit obligation is reclassified as an administrative expense.

b) The expected return on pension scheme assets is lower under IFRS than UK GAAP, because the method of valuing pension scheme assets differs from UK GAAP. The resulting expected return on pension scheme assets net of interest cost on the benefit obligation is a net cost of £1.2m which is reclassified as an administrative expense under IFRS. In the opinion of the Directors this net cost should be classified in the same profit and loss heading as the other pension expenses.

c)

(i) A deferred tax charge of £320,000 is recognised under IFRS in relation to taxation on the amortisation of intangibles purchased post April 2002, which continues to be deductible for tax purposes but is not amortised for accounting purposes under IFRS.

(ii) Under IFRS, the deferred tax charge in relation to the expected return on pension scheme assets is £30,000 lower compared to UK GAAP.

(iii) Deferred income tax is recognised under IFRS in relation to certain revalued land (£14,000), share options granted to employees (£23,000) and holiday pay accrued for untaken holiday (£196,000).

**Explanation of material adjustments to the consolidated statement of cash flows**

There are no material differences between the statement of cash flows prepared under IFRS and the cash flow statement prepared under UK GAAP.

## 34 Reconciliation of equity at 2 October 2005

| | Footnote | UK GAAP £m | Effect of transition to IFRS £m | IFRS £m |
|---|---|---|---|---|
| **Assets** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | (a) | 261.8 | (30.3) | 231.5 |
| Intangible assets | (a)&(b) | 61.9 | 34.8 | 96.7 |
| Trade and other receivables | (i) | - | 2.4 | 2.4 |
| Deferred income tax assets | (f) | - | 2.7 | 2.7 |
| | | 323.7 | 9.6 | 333.3 |
| **Current assets** | | | | |
| Inventories | | 37.9 | - | 37.9 |
| Trade and other receivables | | 101.8 | - | 101.8 |
| Cash and cash equivalents | | 19.4 | - | 19.4 |
| | | 159.1 | - | 159.1 |
| **Total Assets** | | 482.8 | 9.6 | 492.4 |
| **Equity and Liabilities** | | | | |
| Issued capital | | (12.3) | - | (12.3) |
| Share premium | | (25.4) | - | (25.4) |
| Revaluation reserve | (c) | (4.1) | 4.1 | - |
| Share option reserve | (d) | - | (0.8) | (0.8) |
| Other reserves | (a),(c)&(f) | (4.6) | (2.5) | (7.1) |
| Retained earnings | (h) | 29.5 | (6.1) | 23.4 |
| **Total equity** | | (16.9) | (5.3) | (22.2) |
| **Non-current liabilities** | | | | |
| Interest-bearing loans and borrowings | | (219.3) | - | (219.3) |
| Pension liability | (e) | (58.3) | (26.3) | (84.6) |
| Deferred income tax liabilities | (f) | (22.7) | 22.7 | - |
| | | (300.3) | (3.6) | (303.9) |
| **Current liabilities** | | | | |
| Trade and other payables | (g) | (141.7) | (0.7) | (142.4) |
| Interest-bearing loans and borrowings | | (13.9) | - | (13.9) |
| Non-interest bearing loans and borrowings | | (2.8) | - | (2.8) |
| Income tax payable | | (7.2) | - | (7.2) |
| | | (165.6) | (0.7) | (166.3) |
| **Total Liabilities** | | (465.9) | (4.3) | (470.2) |
| **Total Equity and Liabilities** | | (482.8) | (9.6) | (492.4) |

a) Software costs of £25.2m treated as tangible fixed assets under UK GAAP have been reclassified as intangible fixed assets under IFRS.
£5.1m of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

b) Amortisation of £9.6m charged under UK GAAP for the period has been reversed under IFRS, as goodwill is not amortised under IFRS but instead is tested annually for impairment.

c) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant

and equipment including revaluations as deemed cost at transition.

d) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

e) Pension liabilities increased by £0.9m (net of deferred tax) under IFRS because the method of valuing pension scheme assets differs from UK GAAP.
Deferred tax assets of £25.4m which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

f) Adjustments to deferred tax relate to the recognition of:

(i) A deferred tax asset of £0.7m relating to the cost of share options granted to employees under IFRS.
(ii) A deferred tax liability of £2.0m in respect of certain revalued land under IFRS.
(iii) A deferred tax asset of £1.4m in respect of certain qualifying revalued buildings under IFRS.
(iv) A deferred tax asset of £0.2m relating to the cost of holiday pay accrued under IFRS.
(v) A deferred tax liability of £0.3m under IFRS, relating to goodwill amortised on assets acquired post April 2002, which is deductible for taxation purposes.
(vi) The reclassification of the deferred tax asset of £25.4m relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-pension items.

g) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

h) The adjustments to retained earnings are as follows:

| | 2005 £m |
|---|---|
| Adjustments to profit for the period under IFRS (note 33) | (8.4) |
| Gross pension liability recognised on transition to IFRS | 0.9 |
| Deferred tax recognised on gross pension liability on transition to IFRS | (0.3) |
| Increased actuarial losses for the period under IFRS | 0.3 |
| Deferred tax on increased actuarial losses for the period under IFRS | (0.1) |
| Deferred tax recognised on transition to IFRS relating to share options granted to employees | (0.2) |
| Deferred tax recognised for the period under IFRS relating to share options granted to employees | (0.4) |
| Deferred tax recognised on transition to IFRS relating to the upward revaluation of certain land | 2.0 |
| Recognition of fair value of share options granted to employees under IFRS | 0.3 |
| Movement on revaluation reserve under UK GAAP reclassified under IFRS | (0.3) |
| Recognition of operating lease rentals for land on transition to IFRS | 0.1 |
| Total emoluments | (6.1) |

i) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

**35 Events after the balance sheet date**

Since 1 October 2006, in the opinion of the directors, there have been no other significant events since the balance sheet date that require adjustment to, or disclosure in the financial information.